Exhibit 2.1

EXECUTION VERSION

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

SKYWORKS SOLUTIONS, INC.,

AMHERST ACQUISITION, INC.,

and

PMC-SIERRA, INC.

October 29, 2015

i

ii

iii

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of October 5, 2015 and amended and restated as of October 29, 2015 (this “Agreement”), by and among PMC-Sierra, Inc., a Delaware corporation (the “Company”), Skyworks Solutions, Inc., a Delaware corporation (“Parent”), and Amherst Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Sub”).

WHEREAS, Parent, Sub and the Company entered into an Agreement and Plan of Merger dated as of October 5, 2015 (the “Original Merger Agreement”), and they now desire to amend and restate the Original Merger Agreement in the form of this Amended and Restated Agreement and Plan of Merger (this “Amended and Restated Merger Agreement”) (it being understood that all references herein to “the date hereof” or “the date of this Agreement” refer to October 5, 2015);

WHEREAS, the Board of Directors of each of Parent, Sub and the Company, has (a) determined that the Merger (as defined herein) is advisable and fair to, and in the best interests of, Parent, Sub or the Company, as the case may be, and (b) approved this Agreement and the transactions contemplated hereby and thereby, including the Merger, and the Board of Directors of the Company has recommended approval of the Merger by the Company’s stockholders; and

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties and agreements in connection with, and also to prescribe certain conditions to, the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree that the Original Merger Agreement be and is hereby amended and restated in its entirety as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Acquisition Proposal” means any inquiry, offer or proposal made by any Person or Persons other than Parent, Sub or any controlled Affiliate thereof relating to, in a single transaction or a series of related transactions, other than in the transactions contemplated by this Agreement (including any such transaction required pursuant to Section 6.8(a) of this Agreement), any (i) purchase or other acquisition, directly or indirectly, of beneficial ownership (as defined under Section 13(d) of the Exchange Act) of securities (or options, rights to purchase or securities convertible into or redeemable or exchangeable for such securities) representing fifteen percent (15%) or more of the issued and outstanding Company Common Stock, including pursuant to a merger, amalgamation, consolidation or other business combination, joint venture, recapitalization, sale of capital stock, issuance of securities, tender offer or exchange offer or other similar transaction involving the Company, (ii) purchase or other acquisition, directly or indirectly, of fifteen percent (15%) or more of the assets (including the capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, (iii) the issuance by the Company of securities representing more than fifteen (15%) of any class of its outstanding voting securities or (iv) a liquidation, dissolution or other winding up of the Company or, to the extent representing fifteen percent (15%) or more of the assets (including the capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, one or more Subsidiaries of the Company.

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Debt Financing” has the meaning set forth in Section 6.13(c).

“Antitrust Laws” has the meaning set forth in Section 6.8(a).

“Benefit Plans” means (a) each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) each employment, consulting, severance, change of control, retention or similar plan, agreement, arrangement or policy, and (c) each other plan, agreement, arrangement or policy (written or oral) providing for compensation, bonuses, perquisites, profit-sharing, equity or equity-related related rights, incentive or deferred compensation, paid time off, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance, retention, or change in control benefits or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case maintained, sponsored or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any direct or indirect liability, other than any such benefits or arrangements if and to the extent required to be provided, maintained or contributed to under applicable Law, in each case, for the benefit of any Service Provider located primarily outside the United States.

“Board Recommendation” has the meaning set forth in Section 4.22.

“Book Entry Shares” means outstanding non-certificated Company Common Stock represented by book-entry shares.

“Business Day” means a day other than a Saturday, a Sunday or another day on which commercial banking institutions in New York, New York are authorized or required by Law to be closed.

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Certificates” has the meaning set forth in Section 3.1(c).

“Change of Recommendation” has the meaning set forth in Section 6.3(d).

“Cleanup” means all actions required, under applicable Environmental Laws, to clean up, remove, treat or remediate Hazardous Materials.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 6.4(e).

“Company Balance Sheet” has the meaning set forth in Section 4.6.

“Company Balance Sheet Date” means June 27, 2015.

“Company Common Stock” means the Common Stock, $0.001 par value, of the Company.

“Company Credit Agreement” means the Credit Agreement dated as of August 2, 2013 by and among the Company, PMC-Sierra US, Inc., Bank of America, N.A., as administrative agent, and the lenders from time to time party thereto (as amended, restated, supplemented or otherwise modified from time to time).

“Company Disclosure Schedule” means the disclosure schedule, delivered by the Company to Parent immediately prior to the execution of the Original Merger Agreement, as amended by Annex B to the Company Disclosure Schedule delivered by the Company to Parent immediately prior to the execution of this Agreement.

“Company Equity Plans” means, collectively, the Company’s 1994 Incentive Stock Plan, 2001 Stock Option Plan and 2008 Equity Plan, each as may be amended, restated, or amended and restated, and the ESPP, as well as any other plans or agreements pursuant to which the Company has granted equity awards (including equity awards granted or assumed by the Company in connection with any acquisitions prior to the Effective Time).

“Company Financial Advisors” has the meaning set forth in Section 4.23.

“Company Financial Statements” has the meaning set forth in Section 4.5(b).

“Company Intellectual Property Agreements” has the meaning set forth in Section 4.12(f).

“Company License-In Agreements” has the meaning set forth in Section 4.12(b).

“Company License-Out Agreements” has the meaning set forth in Section 4.12(c).

“Company Material Adverse Effect” means any event, circumstance, change, occurrence, development or effect that has or would reasonably be expected to result in a material adverse change in, or material adverse effect on, (a) the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the transactions contemplated hereby on or before the Termination Date; provided, however, that for purposes of clause (a) a “Company Material Adverse Effect” shall not include any event, circumstance, change, occurrence, development or effect arising after the date hereof and resulting from or arising in connection with (i) conditions generally affecting the industries and markets in which the Company and its Subsidiaries operate, (ii) general economic, political or financial or securities market conditions, (iii) the announcement of this Agreement or the pendency of the transactions contemplated hereby (including any resulting loss or departure of officers or other employees of the Company or any of its Subsidiaries, or the termination, reduction (or potential reduction) or any other resulting negative development in the Company’s or any of its Subsidiaries’ relationships with any of its customers, suppliers, distributors or other business partners), (iv) natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof, earthquakes, hurricanes, tornadoes or other natural disasters or other force majeure events, (v) changes in GAAP, in the interpretation of GAAP, in the accounting rules and regulations of the SEC, or changes in applicable Law, (vi) the taking of any action by the Company or any Subsidiary of the Company to the extent the taking of such action is expressly required by this Agreement or such action was taken at the written request of Parent or Sub or the failure by the Company or any of its Subsidiaries to take any action to the extent the taking of such action is expressly prohibited by this Agreement or Parent or Sub requested in writing that the Company or any of its Subsidiaries not take such action, (vii) any proceeding brought or threatened by stockholders of either Parent or the Company (whether on behalf of Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws in connection with the Disclosure Documents, or (viii) any decrease or decline in the market price or trading volume of the Company Common Stock or any failure by the Company to meet any projections, forecasts or revenue or earnings predictions of the Company or of any securities analysts (provided that, in the case of this clause (viii), the underlying cause of any such decrease, decline, or failure may be taken into account in determining whether a Company Material Adverse Effect has occurred unless otherwise excluded pursuant to another clause in this definition), except, in the case of clauses (i), (ii), (iv), and (v), to the extent that such event, circumstance, change, occurrence, development or effect materially and disproportionately affects the Company and its Subsidiaries, taken as a whole, relative to other Persons engaged in the same industries, geographies, and markets in which the Company operates, in which case, to the extent not otherwise excluded pursuant to another clause of this definition, such disproportionate effects and the events and circumstances underlying such disproportionate effects may be taken into account in determining whether a “Company Material Adverse Effect” has occurred.

“Company Performance Restricted Stock Unit” means a performance-based restricted stock unit issued pursuant to any of the Company Equity Plans that remains unvested and subject to performance-based vesting criteria as of immediately prior to the Effective Time.

“Company Preferred Stock” means the Preferred Stock, $0.001 par value per share, of the Company.

“Company Products” means the products and services designed, developed, manufactured, offered, provided, marketed, licensed, sold, distributed or otherwise made available by the Company or any of its Subsidiaries.

“Company Real Property” has the meaning set forth in Section 4.14(a).

“Company Related Party” means the Company, its Subsidiaries and its affiliates and its and their respective affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

“Company Restricted Stock Unit” means a restricted stock unit issued pursuant to any of the Company Equity Plans that remains outstanding as of immediately prior to the Effective Time (other than Company Performance Restricted Stock Units).

“Company SEC Reports” has the meaning set forth in Section 4.5(a).

“Company Special Shares” has the meaning set forth in Section 3.6.

“Company Stock Option” means an option to purchase Company Common Stock granted pursuant to one of the Company Equity Plans.

“Company Stockholder Approval” has the meaning set forth in Section 4.21.

“Company Stockholder Meeting” has the meaning set forth in Section 6.7(a).

“Confidentiality Agreement” means that certain letter agreement dated as of June 20, 2015, by and between the Company and Parent.

“Consideration Fund” has the meaning set forth in Section 3.2(a).

“Contract” means any note, bond, mortgage, indenture, lease, license, contract, agreement and all other legally binding arrangements, whether oral or written.

“Converted Parent Option” has the meaning set forth in Section 3.4(a).

“Converted PRSUs” has the meaning set forth in Section 3.4(f).

“Converted RSUs” has the meaning set forth in Section 3.4(d).

“Debt Commitment Letter” has the meaning set forth in Section 5.10.

“Debt Financing” has the meaning set forth in Section 5.10.

“Debt Financing Agreements” has the meaning set forth in Section 6.13(b).

“D&O Indemnitee” has the meaning set forth in Section 6.6(a).

“D&O Insurance” has the meaning set forth in Section 6.6(b).

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Document” means the Proxy Statement and each other document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by this Agreement.

“Dissenting Shares” has the meaning set forth in Section 3.3.

“Effective Time” has the meaning set forth in Section 2.2.

“Employees” has the meaning set forth in Section 6.4(a).

“Environmental Claim” means any claim, notice, directive, action, investigation, suit, demand, abatement order or other order by a Governmental Entity alleging liability arising out of, based on, or resulting from (a) the release of any Hazardous Materials at any location or (b) circumstances forming the basis of any violation of any Environmental Law.

“Environmental Laws” means all applicable and legally enforceable Laws relating to pollution or protection of human health and safety (as such protections of human health and safety relate to exposure to Hazardous Materials) or the environment, including Laws relating to releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, release, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be, or, within the preceding six years would have been, deemed to be a single employer for purposes of section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

“ESPP” means the Company’s 2011 Employee Stock Purchase Plan, as may be amended, restated, or amended and restated.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreement” has the meaning set forth in Section 3.6.

“Exercise Date” has the meaning set forth in Section 6.9.

“FCPA” means the Foreign Corrupt Practices Act of 1977.

“Financing Cooperation Indemnity” has the meaning set forth in Section 6.14(b).

“Financing Indemnitees” has the meaning set forth in Section 6.14(b).

“Financing Sources” shall mean the agents, arrangers, lenders and other entities that have committed to provide or arrange the Debt Financing (including any such person that becomes a party to the Debt Commitment Letter after the date hereof or any joinder agreement or credit agreement entered into pursuant thereto, but excluding Parent and Sub), together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, controlling persons and representatives and their respective successors and assigns.

“Foreign Antitrust Approvals” has the meaning set forth in Section 6.8(a).

“Foreign Benefit Plan” means any Benefit Plan that is maintained pursuant to the Laws of a country other than the United States, excluding any Mandated Benefit Plans.

“GAAP” has the meaning set forth in Section 4.5(b).

“Governmental Entity” has the meaning set forth in Section 4.4.

“Hazardous Materials” means any substance that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Law relating to pollution, waste, or the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Parties” has the meaning set forth in Section 6.6(a).

“Intellectual Property” means proprietary rights in (i) patents and patent applications, including any divisionals, continuations, continuations-in-part, extensions and reissues of the foregoing, (ii) trademarks, service marks, trade names, trade dress, logos, slogans, Internet domain names, and applications and registrations for the foregoing, (iii) copyrights (including any applications, registrations and renewals for the foregoing), and proprietary rights in databases, including in software, (iv) semiconductor mask works, (v) trade secrets, including in know-how, technical documentation, specifications, software code, data, designs, plans, and financial information, and (vi) other intellectual property rights recognized in a given jurisdiction.

“Intervening Event” means any event, circumstance, change, occurrence, development or effect that materially affects the business, assets or operations of the Company (other than any event, fact or development or occurrence resulting from a material breach of this Agreement by the Company) that was not known to, or reasonably foreseeable by, the board of directors of the Company as of the date of this Amended and Restated Merger Agreement and becomes known to the board of directors of the Company after the date of this Amended and Restated Merger Agreement and prior to the Company Stockholder Approval; provided that in no event shall any event, circumstance, change, occurrence, development or effect resulting from or relating to any of the following give rise to an Intervening Event: (i) the receipt of any Acquisition Proposal; (ii) the public announcement, execution, delivery or performance of this Agreement, the identity of Parent or Sub, or the public announcement, pendency or consummation of the transactions contemplated hereby (or the public announcement of any discussions among the parties related thereto); (iii) any change in the trading price or trading volume of Company Common Stock on Nasdaq or any change in the Company’s credit rating (although for purposes of clarity, any underlying facts, events, changes, developments or set of circumstances, with respect to this clause (iii) relating to or causing such change may be considered, along with the effects or consequences thereof); (iv) the fact that the Company has exceeded or met any projections, forecasts, revenue or earnings predictions or expectations of the Company or any securities analysts for any period ending (or for which revenues or earnings are released) on or after the date hereof (although for purposes of clarity, any underlying facts, events, changes, developments or set of circumstances relating to or causing such material improvement or improvements may be considered, along with the effects or consequences thereof); (v) changes in GAAP, other applicable accounting rules or applicable Law (including the accounting rules and regulations of the SEC) or, in any such case, changes in the interpretation thereof after the date hereof; or (vi) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

“IRS” means the U.S. Internal Revenue Service or successors thereto.

“Knowing and Intentional Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of such act, or failure to act, would, or would be reasonably expected to, result in a breach of this Agreement.

“Knowledge” means, as of the date of determination, (i) with respect to the Company, the actual knowledge of the Persons set forth on Section 1.1 of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of the Persons set forth on Section 1.1 of the Parent Disclosure Schedule.

“Law” means any federal, state, local or foreign law (including common law), statute, ordinance, regulation, judgment, order, decree, injunction, arbitration award, franchise, license, agency requirement or permit of any Governmental Entity.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, or encumbrance in respect of such property or asset, but does not include licenses or covenants not to assert with respect to Intellectual Property. For purposes of this Agreement, a Person shall be deemed to own subject to a lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Mandated Benefit Plan” means a plan or arrangement that would be described in Benefit Plan but for the fact, and to the extent that, it is mandated to be provided by the Company or its Subsidiaries pursuant to applicable Law outside the United States.

“Material Contract” has the meaning set forth in Section 4.8(a).

“Maximum Amount” has the meaning set forth in Section 6.6(b).

“Merger” has the meaning set forth in Section 2.1.

“Merger Consideration” has the meaning set forth in Section 3.1(c).

“Nasdaq” means the Nasdaq Global Select Market, but if the Nasdaq Global Select Market is not then the principal U.S. trading market for the Company Common Stock, then “Nasdaq” shall be deemed to mean the principal U.S. national securities exchange registered under the Exchange Act on which the Company Common Stock is then traded.

“Nasdaq Rules” means the rules and regulations of Nasdaq.

“New Debt Commitment Letter” has the meaning set forth in Section 6.13(c).

“New Exercise Date” has the meaning set forth in Section 6.9.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Offering Period” has the meaning set forth in Section 6.9.

“Open Source Material” means any software that is distributed as “free software”, “open source software” (a) under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL) or substantially similar licenses, or (b) is distributed subject to a requirement that, as a condition of the modification, distribution or other use of such software, the licensee of such software grants, or purports to grant, to any third party, rights or immunities under Intellectual Property owned by such licensee in any derivative works on the same terms and conditions as for such software, including that, as a condition of the modification, distribution or other use of such software, that any software incorporated into, derived from or distributed with such software be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or (iii) redistributable at no charge or minimal charge, in each case to any third parties.

“Option Ratio” has the meaning sent forth in Section 3.4(a).

“Original Merger Agreement” has the meaning set forth in the Preamble.

“Owned Intellectual Property” has the meaning set forth in Section 4.12(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Common Stock” means the common stock, $0.25 par value per share, of Parent.

“Parent Disclosure Schedule” means the disclosure schedule, delivered by the Parent to the Company immediately prior to the execution of the Original Merger Agreement.

“Parent Material Adverse Effect” means any event, circumstance, change, occurrence, development or effect that has had or would reasonably be expected to have a material adverse change in, or material adverse effect on, the ability of Parent or Sub to consummate the transactions contemplated hereby on or before the Termination Date.

“Parent Measurement Price” means the volume weighted average trading price of Parent Common Stock on the Parent Stock Exchange for the five (5) consecutive trading days ending on the trading day immediately preceding the Closing Date.

“Parent Plans” has the meaning set forth in Section 6.4(c).

“Parent SEC Reports” means all reports and other documents required to be filed with or furnished to the SEC by Parent since December 31, 2013, together with any documents filed or furnished during such period by Parent to the SEC on a voluntary basis, and amendments thereto.

“Parent Stock Exchange” means the Nasdaq Global Select Market, but if the Nasdaq Global Select Market is not then the principal U.S. trading market for Parent’s common stock, then “Parent Stock Exchange” shall be deemed to mean the principal U.S. national securities exchange registered under the Exchange Act on which Parent’s common stock is then traded.

“Partnership” means any partnership, joint venture or similar entity in connection with which the Company or any of its Subsidiaries directly or indirectly holds an ownership interest in such entity.

“Paying Agent” has the meaning set forth in Section 3.2(a).

“Permits” has the meaning set forth in Section 4.17.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising in the ordinary course of business with respect to amounts not yet overdue or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet, (c) Liens reflected in the Company Balance Sheet, as applicable, and (d) with respect to any Real Property Lease, Liens imposed or promulgated by operation of applicable Law with respect to real property and improvements, including zoning regulations, permits, licenses, utility easements, rights of way and similar Liens imposed or promulgated by any Governmental Entity which are not violated by the current use or occupancy of the real property or the operation of the business of the Company and its Subsidiaries as presently conducted.

“Person” means any natural person or any corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

“Prime Rate” means the rate of interest quoted in the print edition of The Wall Street Journal, “Money Rates” section, as the prime rate (currently defined as the base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks), as in effect from time to time.

“Proxy Statement” has the meaning set forth in Section 6.7(b).

“Qualifying Transaction” shall have the meaning assigned to the term “Acquisition Proposal,” except that all references therein to “fifteen percent (15%)” shall be deemed to be references to “fifty percent (50%)”.

“Real Property Lease” has the meaning set forth in Section 4.14(a).

“Representatives” has the meaning set forth in Section 6.2.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.5(d).

“SEC” means the United States Securities and Exchange Commission.

“Section 262” has the meaning set forth in Section 3.3.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means any director, officer, employee or individual independent contractor of the Company or any Company Subsidiary.

“Significant Customer” has the meaning set forth in Section 4.19(a).

“Significant Supplier” has the meaning set forth in Section 4.19(b).

“Specified Contracts” has the meaning set forth in Section 4.8(d).

“Sub” has the meaning set forth in the Preamble.

“Subsidiary” means, as to any Person, any corporation, partnership, limited liability company, association or other business entity (i) of which such Person directly or indirectly owns securities or other equity interests representing more than fifty percent (50%) of the aggregate voting power or (ii) of which such Person possesses more than fifty percent (50%) of the right to elect directors or Persons holding similar positions.

“Superior Proposal” means any Acquisition Proposal (substituting the term “fifty percent (50%)” for the term “fifteen percent (15%)” in each instance where such term appears therein) that the Company’s board of directors determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, and after taking into account all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees and conditions to consummation) and the likelihood and timing of consummation (as compared to the transactions contemplated hereby), and after taking into account all financial, legal, regulatory, and other aspects of such Acquisition Proposal, to be more favorable to the Company and its stockholders than the transactions contemplated hereby; provided, however, that no Acquisition Proposal shall be deemed to be a Superior Proposal if any financing required to consummate the Acquisition Proposal is not committed.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tax Incentive” has the meaning set forth in Section 4.13(k).

“Tax Return” means any report, return, document, statement, declaration or other information or filing required to be supplied to any Governmental Entity or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax, and any amendments, schedules or attachments to any of the foregoing, and including, for the avoidance of doubt, FinCen Form 114.

“Taxes” means any and all taxes, charges, fees, levies, customs, duties or other assessments, including income, gross receipts, excise, real or personal property, escheat, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the IRS or any other Governmental Entity (whether domestic or foreign including any state, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

“Termination Date” has the meaning set forth in Section 8.1(b)(i).

“Underwater Option” means, with respect to each Company Stock Option, each Company Stock Option with an exercise price equal to or greater than the Merger Consideration.

“United States” and “U.S.” mean the United States of America.

Section 1.2 Other Definitional Provisions; Interpretation.

The words “hereof,” “herein” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to articles, sections, paragraphs, clauses, exhibits and schedules are to the articles, sections, clauses and paragraphs of, and exhibits and schedules to, this Agreement, unless otherwise specified.

Whenever “include,” “includes” or “including” is used in this Agreement, such word shall be deemed to be followed by the phrase “without limitation.”

Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and words denoting natural persons shall be deemed to include business entities and vice versa.

When used in reference to information or documents, the phrase “made available” means that the information or documents referred to have been made available in that certain virtual data room established by the Company, for the purposes of the transactions contemplated by this Agreement no later than 11:59 p.m. (New York City time) on the date which is one day prior to the date of this Agreement.

Terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement, except as otherwise indicated in this Agreement.

ARTICLE II

THE MERGER

Section 2.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, the Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of the Sub shall cease, and the Company shall continue as the surviving company and as a wholly owned subsidiary of Parent. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”.

Section 2.2 Effective Time. Subject to the terms of this Agreement, the parties shall prior to the Closing Date, prepare, and on the Closing Date, execute and file or cause to be filed with the Secretary of State of the State of Delaware, the certificate of merger with respect to the Merger (the “Certificate of Merger”), in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger, or such later time as is specified in the Certificate of Merger and as is agreed by the parties hereto, the “Effective Time”).

Section 2.3 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 A.M., New York City Time, on a date to be mutually agreed by the parties, which shall be no later than three (3) Business Days after satisfaction or waiver of all of the conditions set forth in Article VII hereof (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Palo Alto, California 94301, unless another time, date or place is agreed to in writing by the parties hereto (such date on which the Closing actually occurs is the “Closing Date”).

Section 2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger, and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Certificate of Incorporation and By-laws of the Surviving Corporation. The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation. The by-laws of the Company, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the DGCL and as provided in such by-laws.

Section 2.6 Directors and Officers of the Surviving Corporation. The directors of Sub, as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and by-laws. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and by-laws.

ARTICLE III

CONVERSION OF SHARES

Section 3.1 Conversion of Shares.

(a) At the Effective Time, each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) All shares of Company Common Stock that are owned by the Company as treasury shares and any shares of Company Common Stock owned by Parent, Sub or any other direct or indirect Subsidiary of Parent shall, at the Effective Time, be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) At the Effective Time, each share of Company Common Stock then issued and outstanding (other than Company Common Stock to be cancelled pursuant to Section 3.1(b) and Dissenting Shares) shall be automatically cancelled and shall cease to exist and be converted into the right to receive $11.60 in cash, without interest (the “Merger Consideration”), and the holders of Book Entry Shares and the holders of certificates that, immediately prior to the Effective Time, represented outstanding Company Common Stock (the “Certificates”) shall cease to have any rights with respect thereto other than the right to receive, upon transfer of such Book Entry Shares or delivery of such Certificates in accordance with Section 3.2, the Merger Consideration, without any interest thereon, for each such share of the Company Common Stock.

(d) If at any time between the date of this Agreement and the Effective Time any change in the number of issued or outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, share split (including a reverse share split), or combination, exchange or readjustment of shares, or any share dividend or share distribution (including any dividend or distribution of securities convertible into Company Common Stock) with a record date during such period, the amount of the Merger Consideration as provided in Section 3.1(c) shall be equitably adjusted to reflect such change.

Section 3.2 Surrender and Payment.

(a) At or prior to the Closing, Parent shall appoint a United States bank or trust company or other independent financial institution in the United States (the “Paying Agent”) that is reasonably acceptable to the Company to act, among other things, as paying agent for the Merger and to deliver the Merger Consideration to former stockholders of the Company. The Company and Parent shall enter into a Paying Agent agreement with the Paying Agent, which agreement shall set forth the duties, responsibilities and obligations of the Paying Agent consistent with the terms of this Agreement. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for the account and benefit of the former holders of Company Common Stock, an amount of cash sufficient to pay the Merger Consideration payable pursuant to this Article III (such cash shall be referred to in this Agreement as the “Consideration Fund”). In the event the Consideration Fund shall be insufficient to pay the Merger Consideration (including with respect to Company Common Stock held by stockholders who did not vote in favor of the Merger but who did not exercise, or who shall have effectively withdrawn or lost, their rights to appraisal of such Company Common Stock under the DGCL), Parent shall promptly deliver, or cause to be delivered, additional funds to the Paying Agent in an amount that is equal to the deficiency required to make such payments.

(b) Promptly after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Paying Agent to mail to each stockholder whose shares were converted into the right to receive Merger Consideration pursuant to Section 3.1: (i) a letter of transmittal, in customary form, that shall specify that delivery of such Certificates or transfer of such Book Entry Shares shall be deemed to have occurred, and risk of loss and title to the Certificates or Book Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or transfer of the Book Entry Shares to the Paying Agent and (ii) instructions for use in effecting the surrender of the Certificates or transfer of the Book Entry Shares in exchange for payment of the Merger Consideration, the form and substance of which letter of transmittal and instructions shall be as reasonably agreed to by the Company and Parent and prepared prior to the Closing. Upon receipt of an “agent’s message” by the Paying Agent in connection with the transfer of a Book Entry Share or surrender of a Certificate for cancellation to the Paying Agent, in each case together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and with such other documents as may be required pursuant to such instructions, the holder of such Book Entry Share or Certificate shall be entitled to receive in exchange therefor, subject to any required withholding of Taxes, the Merger Consideration pursuant to the provisions of this Article III, and the Book Entry Share so transferred or Certificate so surrendered shall forthwith be cancelled. No interest will be paid to holders of Book Entry Shares or Certificates in connection with, or accrued on, the Merger Consideration. If any Merger Consideration is to be paid to a Person other than the stockholder in whose name the Book Entry Share transferred or Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay to the Paying Agent any transfer or other Taxes required by reason of payment of the Merger Consideration to a Person other than the stockholder owning the Book Entry Share transferred or Certificate surrendered, or shall establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not applicable.

(c) The cash in the Consideration Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that any such investments shall be in short-term obligations of the United States with maturities of no more than thirty (30) days or guaranteed by the United States and backed by the full faith and credit of the United States. Earnings on the Consideration Fund in excess of the amounts payable to the Company’s former stockholders shall be the sole and exclusive property of Parent and shall be paid as Parent directs. No investment of the Consideration Fund shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by this Article III, and following any losses from any such investment, Parent shall promptly provide additional cash funds to the Paying Agent for the benefit of the Company’s stockholders at the Effective Time in the amount of such losses to the extent the funds in the Consideration Fund are insufficient for such purposes, which additional funds will be deemed to be part of the Consideration Fund.

(d) At and after the Effective Time, there shall be no transfers on the share transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration pursuant to this Article III, except as otherwise provided by Law.

(e) Any portion of the Consideration Fund (including the proceeds of any investments thereof) that remains unclaimed by the former Company stockholders one (1) year after the Effective Time shall, to the extent permitted by applicable Law, be delivered to Parent or the Surviving Corporation for no consideration. Any Company stockholder owning Certificates or Book Entry Shares who has not theretofore complied with this Article III with respect to such Certificates or Book Entry Shares shall thereafter look only to Parent for payment of their claim for Merger Consideration in respect thereof.

(f) Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to any Person in respect of cash from the Consideration Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book Entry Share shall not have been surrendered or transferred, respectively, prior to the date on which any Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity pursuant to applicable Law, any such Merger Consideration in respect of such Certificate or Book Entry Shares shall, to the extent permitted by applicable Law, become the property of Parent or the Surviving Corporation, and any stockholder of such Certificate or Book Entry Share who has not theretofore complied with this Article III with respect thereto shall thereafter look only to Parent for payment of their claim for Merger Consideration in respect thereof.

(g) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (which affidavit shall be in a form reasonably satisfactory to Parent and the Paying Agent) by the Person claiming such certificate to be lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which such Person is entitled in respect of such Certificate pursuant to this Article III.

Section 3.3 Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 3.1, but rather the holders of Dissenting Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Dissenting Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 3.1. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 received by the Company. To the extent permitted by applicable Law, Parent shall have the opportunity to participate in and direct any and all negotiations and proceedings with respect to such demands. Neither the Company nor Parent shall, without the prior written consent of the other party, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or agree to do any of the foregoing.

Section 3.4 Treatment of Company Stock Options; Company Restricted Stock Units; and Company Performance Restricted Stock Units.

(a) At the Effective Time, each outstanding and unvested Company Stock Option and each outstanding Underwater Option (whether unvested or vested) shall, without any further action on the part of any holder thereof, be assumed and converted into an option to purchase, on the same terms and conditions as were applicable under such Company Stock Option (modified as appropriate to reflect the assumption), that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option, and (y) the quotient obtained by dividing (A) the Merger Consideration by (B) the Parent Measurement Price (the “Option Ratio”), at an exercise price per share of Parent Common Stock issuable upon the exercise of such assumed Company Stock Option equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Option Ratio (rounded up to the nearest whole cent) (each, as so adjusted, a “Converted Parent Option”).

(b) The Converted Parent Options shall have the same vesting schedule (including any applicable change of control or other accelerated vesting provisions, provided that this transaction shall constitute the change of control for all relevant provisions that accelerate vesting) as the Company Stock Options and otherwise shall have the same terms and conditions as such Company Stock Options (modified as appropriate to reflect the assumption); provided, that Parent shall convert Company Stock Options into Converted Parent Options in a manner intended to ensure that the Converted Parent Options are not subject to Section 409A of the Code as a result of the assumption and conversion.

(c) At the Effective Time, each outstanding and vested Company Stock Option (other than any such vested Company Stock Option that is an Underwater Option and including those Company Stock Options that become vested by their terms immediately prior to or as of the Effective Time) shall, without any further action on the part of any holder thereof, be cancelled and the holder thereof shall be entitled to receive therefor (subject to any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) an amount of cash (rounded down to the nearest whole cent), if any, equal to the product of (i) the number of shares of Company Common Stock as to which such Company Stock Option was vested and exercisable immediately prior to the Effective Time (giving effect to any acceleration of vesting resulting solely from the Merger), and (ii) the excess, if any, of the Merger Consideration over the exercise price of such Company Stock Option immediately prior to the Effective Time. Following the Effective Time, any such cancelled Company Stock Option shall no longer be exercisable for shares of Company Common Stock and shall only entitle the holder of such Company Stock Option to the payment described in this Section 3.4(c), which shall be made by the Surviving Corporation in the next practicable payroll following the Effective Time.

(d) At the Effective Time, by virtue of the Merger, the unvested Company Restricted Stock Units outstanding immediately prior to the Effective Time shall be converted into that number of Parent restricted stock units of Parent Common Stock (“Converted RSUs”) equal to the product of (x) the number of shares of the Company Common Stock subject to such Company Restricted Stock Units, and (y) the Option Ratio. Any Converted RSUs issued pursuant to this Section 3.4(d) shall be subject to the same terms and conditions as were applicable under such Company Restricted Stock Units (including any applicable change of control or other accelerated vesting provisions, and this transaction shall constitute the change of control for all relevant provisions that accelerate vesting), with the terms and conditions modified as appropriate to reflect the assumption.

(e) At the Effective Time, each outstanding and vested Company Restricted Stock Unit (including those Company Restricted Stock Units that become vested by their terms immediately prior to or as of the Effective Time) shall, without any further action on the part of any holder thereof, be cancelled and extinguished, and the holder thereof shall be entitled to receive (subject to any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) an amount in cash (rounded down to the nearest whole cent) equal to (x) the Merger Consideration multiplied by (y) the total number of shares of Company Common Stock subject to such Company Restricted Stock Unit. The payment described in this Section 3.4(e) shall be made by the Surviving Corporation in the next practicable payroll following the Effective Time; provided, that such payment shall be made at such other time or times following the Effective Time consistent with the terms of the Company Restricted Stock Unit to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code.

(f) At the Effective Time, by virtue of the Merger, the unvested Company Performance Restricted Stock Units outstanding immediately prior to the Effective

Time shall be assumed and converted into that number of restricted stock units of Parent Common Stock, rounded down to the nearest whole share (“Converted PRSUs”) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Performance Restricted Stock Units, assuming achievement of target-level performance with respect to each performance period, performance cycle or measurement cycle applicable to such Company Performance Restricted Stock Units and (y) the Option Ratio. Any Converted PRSUs issued pursuant to this Section 3.4(f) shall continue to be subject to the vesting schedule applicable to the Company Performance Restricted Stock Units, including that the Converted PRSUs will be settled no later than the fifteenth (15th) day of the third (3rd) calendar month following the end of the applicable measurement cycle or the applicable vesting date, as applicable, subject only to the continued service of the grantee with the Surviving Corporation, Parent or an Affiliate through each applicable vesting date or measurement cycle end date but shall not be subject to any performance metrics following the Effective Time, and shall otherwise be subject to the same terms and conditions (modified as appropriate to reflect the assumption) as were applicable under such Company Performance Restricted Stock Units (after giving effect to and including any applicable change of control or other accelerated vesting provisions, for which purposes this transaction shall constitute the change of control).

(g) Prior to the Effective Time, the Company shall take all actions necessary to effectuate the provisions set forth in this Section 3.4; provided, that no action taken by the Company shall be required to be irrevocable until immediately prior to the Effective Time. The parties shall, to the extent reasonably practicable, cooperate in good faith prior to the Effective Time to develop mechanisms with respect to any Company Stock Options, Company Restricted Stock Units and Company Performance Restricted Stock Units held by individuals subject to the Laws of a country other than the United States to mitigate the tax impact of the provisions set forth in this Section 3.4 and adhere to applicable Law (without creating obligations that extend to future grants).

(h) At the Effective Time, by virtue of the Merger, the Company’s 2008 Equity Plan shall be assumed by Parent.

Section 3.5 Withholding Rights. The Paying Agent, Parent, Sub and the Surviving Corporation shall be entitled to deduct and withhold from any Merger Consideration or other amounts payable pursuant to this Agreement such amounts as may be required under the Code or any other provision of applicable federal, state, local or foreign Tax Law. To the extent that such amounts are so deducted or withheld and are paid over to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made.

Section 3.6 Company Special Shares. The special shares (the “Company Special Shares”) of PMC-Sierra, Ltd., a Canadian subsidiary of the Company, shall remain outstanding, and subject to and from and after the Effective Time, the holders of each Company Special Share shall be entitled to receive, upon the exchange or retraction (i.e., redemption at the option of the holder) thereof, in lieu of each share of Company Common Stock that would have been issuable in respect of such redacted Company Special Shares, an amount in cash, without interest, equal to the Merger Consideration, under that certain Exchange Agreement, dated as of September 2, 1994, as amended (the “Exchange Agreement”) among the Company, PMC-Sierra, Ltd. and the other parties thereto, in accordance with the terms of the Exchange Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (a) in the Company SEC Reports filed or furnished at least one (1) Business Day prior to the date of this Agreement (but (i) without giving effect to any amendment thereof filed with or furnished to the SEC on or after such date, and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other such statements that are similarly predictive or forward-looking), but only to the extent such Company SEC Reports are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System, or (b) in the Company Disclosure Schedule (subject to Section 9.4), the Company represents and warrants to Parent and Sub as follows:

Section 4.1 Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, and has all requisite corporate power and authority to own its properties and assets and to conduct its business as it is currently being conducted. The Company is duly qualified to do business as a foreign corporation and, where applicable, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 4.1(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the Company’s Subsidiaries, as of the date of this Agreement. Each Subsidiary of the Company (i) has been duly organized and is validly existing and, where applicable and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in good standing under the Laws of the jurisdiction of its organization; (ii) is duly qualified to do business and, where applicable, is in good standing as a foreign entity in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary except where the failure to be so qualified and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) has all corporate power and authority required to carry on its business as currently conducted.

(c) The Company has made available to Parent (i) accurate and complete copies of the certificate of incorporation and by-laws (or equivalent constituent documents), including all amendments thereto through the date hereof, of the Company and its Subsidiaries, and (ii) the minutes of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders, board of directors (or to the extent applicable, any committee thereof) of the Company and the minutes of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders and boards of directors of PMC-Sierra US,

Inc. and PMC-Sierra International Sdn. Bhd., in each case, since December 31, 2012 through the date hereof. Neither the Company nor any Subsidiary of the Company is in violation of any of the provisions of the certificate of incorporation or by-laws (or equivalent constituent documents), including all amendments thereto, of such entity.

Section 4.2 Capitalization; Subsidiaries.

(a) The authorized capital stock of the Company consists of 900,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock. As of the close of business on October 1, 2015, there were issued and outstanding (i) 195,674,666 shares of Company Common Stock (with zero shares of Company Common Stock held by the Company in treasury), (ii) zero shares of Company Preferred Stock, (iii) Company Stock Options to purchase an aggregate of 13,945,547 shares of Company Common Stock (of which options to purchase an aggregate of 12,007,635 shares of Company Common Stock were exercisable), (iv) Company Restricted Stock Units in respect of 6,856,788 shares of Company Common Stock, (v) Company Performance Restricted Stock Units in respect of 1,042,769 shares of Company Common Stock (assuming achievement of the target level of performance at the end of the applicable performance period), and (vi) 203,467 shares of Company Common Stock issuable in connection with Company Special Shares. From the close of business on October 1, 2015 until the date of this Agreement, no shares of Company Common Stock, shares of Company Preferred Stock, Company Stock Options, Company Restricted Stock Units or Company Performance Restricted Stock Units have been issued or granted except for shares of Company Common Stock issued pursuant to the exercise of Company Stock Options, the vesting of Company Restricted Stock Units or Company Performance Restricted Stock Units, or in connection with the Company Special Shares, in each case outstanding on October 1, 2015. All of the issued and outstanding shares of the Company’s capital stock are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, other than pursuant to the Company Equity Plans, the ESPP, or the Company Special Shares, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any capital stock or other equity interest (or securities convertible or exchangeable into such capital stock or equity interest) in, the Company or any of its Subsidiaries, (ii) rights that are linked to, or based upon, the value of Company Common Stock, (iii) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity interests of the Company or any of its Subsidiaries, or (iv) voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock or equity interests of the Company. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

(b) All of the outstanding capital stock or equivalent equity interests of each of the Company’s Subsidiaries are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable and all such shares (other than directors’ qualifying shares) are owned of record and beneficially, directly or indirectly, by the Company, free and clear of all material Liens, pledges, security interests or other encumbrances.

(c) No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity securities or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security, or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements, except, in each case, to or with the Company or any other Subsidiary of the Company. Other than the Company Special Shares, there are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its capital stock or other equity interests, except, in each case, to or with the Company or any other Subsidiary of the Company.

(d) Neither the Company nor any of its Subsidiaries owns any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity, other than a Subsidiary of the Company, which interest or investment is material to the Company and its Subsidiaries, taken as a whole.

(e) Neither the Company nor any of its Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in or to the Company or any of its Subsidiaries).

(f) Prior to the date hereof, the Company has provided Parent with a complete and correct list of (i) each outstanding Company Stock Option including the date of grant, exercise price, vesting schedule, and number of shares of Company Common Stock subject thereto, and (ii) each Company Restricted Stock Unit and Company Performance Restricted Stock Unit, including the date of grant, vesting schedule and number of shares of Company Common Stock thereof (assuming achievement of the target level of performance at the end of the applicable performance period for each Company Performance Restricted Stock Unit). All grants of Company Stock Options, Company Restricted Stock Units, and Company Performance Restricted Stock Units were validly issued and properly approved by the board of directors of the Company (or a committee thereof) in accordance with the applicable Company Equity Plan and applicable Law, including the Nasdaq Rules, and with the rules of any other applicable stock exchanges.

(g) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose, or intended effect of such commitment, joint venture, partnership, Contract or arrangement is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s financial statements.

Section 4.3 Authorization; Validity of Agreement; Necessary Action. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining Company Stockholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by its board of directors, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and, except for the Company Stockholder Approval, the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights and remedies generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.4 Consents and Approvals; No Violations. The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not, (i) violate any provision of the certificate of incorporation or by-laws of the Company or similar organizational documents of any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.4(iv)(A)-(C), and subject to obtaining the Company Stockholder Approval, require any consent by any Person under, conflict with or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets is bound or result in the creation of any Lien in or upon any of the properties, rights or assets of the Company or any of its Subsidiaries, (iii) violate any Law applicable to the Company, any of its Subsidiaries or any of their properties or assets, or (iv) other than in connection with or compliance with (A) the HSR Act and other Antitrust Laws, (B) Nasdaq Rules and listing standards, and (C) the Exchange Act, require the Company to make any filing or registration with or notification to, or require the Company to obtain any authorization, consent or approval of, any international, national, federal, state, provincial or local governmental, court, legislative, executive or regulatory authority or agency or other governmental authority or instrumentality (a “Governmental Entity”), except in the case of clauses (ii), (iii) and (iv), for such violations, breaches or defaults that, or filings, registrations, notifications, authorizations, consents or approvals the failure of which to make or obtain, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 SEC Reports; Company Financial Statements.

(a) The Company has filed or furnished, as applicable, all registration statements, reports, forms, certifications, proxy statements and other documents required to be filed or furnished, as applicable, with the SEC by the Company since December 31, 2012 (such documents, together with any documents filed or furnished during such period by the Company to the SEC on a voluntary basis, and including any amendments thereto, the “Company SEC Reports”). All statements, reports, schedules, forms and other documents required to be filed or furnished by the Company with the SEC have been so filed or furnished on a timely basis. None of the Company’s Subsidiaries is required to file any document with the SEC. As of their respective filing dates or, if applicable, as of the time of their most recent amendment made at least one (1) Business Day prior to the date hereof, the Company SEC Reports (i) complied in all material respects with, to the extent in effect at the time of filing or amendment, the applicable requirements of the Securities Act and the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved written comments from the SEC with respect to the Company SEC Reports. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Reports filed on or prior to the date hereof is the subject of ongoing SEC review.

(b) Each of the financial statements (including the related notes) of the Company included in the Company SEC Reports (collectively, the “Company Financial Statements”) (i) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (ii) was prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments and except as indicated in the notes to such Company Financial Statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited Company Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which either individually or in the aggregate will be material in amount).

(c) Since December 31, 2012, there has been no change in the Company’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Company Financial Statements, except as described in the Company SEC Reports or except as may be required by any regulatory authority. The reserves reflected in the Company’s financial statements are in accordance with GAAP and have been calculated in a consistent manner.

(d) With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Company SEC Reports, the chief executive officer and chief financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct as of their respective dates.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of the Company are reasonably designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. To the Knowledge of the Company, the Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its outside auditors and the audit committee of its board of directors: (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal control over financial reporting.

(f) Since the enactment of the Sarbanes-Oxley Act, the Company has not made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.6 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has, since the date of the most recent consolidated balance sheet of the Company included in the Company SEC Reports, incurred any liabilities or obligations of any nature (whether absolute, contingent, accrued, contingent, fixed or otherwise) (i) that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP, or (ii) in the case of any liabilities or obligations that are not required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP, to the Company’s Knowledge, except, in each case, for (a) liabilities or obligations reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2015 or in the notes thereto (the “Company Balance Sheet”), (b) liabilities and obligations incurred in the ordinary course of business since the date of the Company Balance Sheet, (c) liabilities and obligations incurred in connection with the Merger or otherwise as contemplated or permitted by this Agreement, (d) liabilities owed by one wholly owned Company Subsidiary to another wholly owned Company Subsidiary or liabilities owed by the Company to any wholly owned Company Subsidiary, (e) liabilities and obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (f) liabilities or obligations listed on Section 4.6 of the Company Disclosure Schedule.

Section 4.7 Absence of Certain Changes. Since June 27, 2015 through the date hereof, (i) there has not occurred any event, circumstance, change, occurrence, development or effect that has had, individually or in the aggregate, a Company Material Adverse Effect, and (ii) the Company has not taken any action that would be prohibited by Section 6.1, if taken after the date hereof.

Section 4.8 Material Contracts.

(a) As of the date of this Agreement, the Company and its Subsidiaries are not a party to or bound by any Contract:

(i) that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC;

(ii) that is or creates a Partnership with any other Person that is material to the Company and its Subsidiaries, taken as a whole, or that relates to the formation, operation, management or control of any such Partnership;

(iii) that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee of, note, mortgage or other agreement providing for indebtedness (including obligations under any capitalized leases) in excess of $1,500,000 (other than agreements between the Company and any wholly owned Subsidiary or between wholly owned Subsidiaries) or pursuant to which the Company or any of its Subsidiaries guarantees any such indebtedness of any other Person (other than the Company or another wholly owned Subsidiary), (B) materially restricts the Company’s ability to incur indebtedness or guarantee the indebtedness of others, (C) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset of the Company or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, or (D) is an interest rate derivative, currency derivative or other hedging contract other than foreign currency cash flow hedges entered into in the ordinary course of business and classified as cash flow hedges for accounting purposes;

(iv) that is a Contract (other than this Agreement) for the acquisition of any corporation, partnership or limited liability company or business, or sale of any of its Subsidiaries or businesses after the date hereof, in each case with a fair market value or purchase price (including assumption of debt) in excess of $5,000,000 (other than (x) in the ordinary course of business or (y) intercompany agreements);

(v) that is a Contract (including any Contract providing for the outsourcing, contract manufacturing, testing, assembly or fabrication (as applicable of any products, technology or services of the Company or any of its Subsidiaries)) under which the Company and its Subsidiaries have made or received payments in excess of $1,000,000 in the fiscal year ended December 28, 2013, the fiscal year ended December 27, 2014, or the two quarter period ended June 27, 2015;

(vi) that is a dealer, distributor, OEM (original equipment manufacturer), VAR (value added reseller), sales representative or similar Contract under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for the Company Products (A) with a third party that is one of the Company’s top twenty (20) customers by revenue in fiscal year 2014 or 2015 or (B) under which the Company and its Subsidiaries have made or received payments in excess of $1,000,000 in the fiscal year ended December 28, 2013, the fiscal year ended December 27, 2014, or the two quarter period ended June 27, 2015;

(vii) with respect to the acquisition or disposition of any corporation, partnership, limited liability company or business (whether by merger, amalgamation, consolidation or other business combination, sale of assets, sale of capital stock, tender offer, exchange offer, or similar transaction) pursuant to which the Company or any of its Subsidiaries has (A) material continuing indemnification obligations (and was entered into after March 1, 2005), or (B) any “earn-out” or similar contingent payment obligations in excess of $5,000,000 (other than any Contract that provides solely for the acquisition of inventory, raw materials or equipment in the ordinary course);

(viii) that contains a right of first refusal, first offer, or first negotiation, or a call or put right, with respect to any asset that is material to the Company and its Subsidiaries, taken as a whole;

(ix) that prohibits or restricts the payment of dividends or distributions in respect of the Company’s shares or capital stock;

(x) that is a purchase or sale agreement with any Significant Customer or Significant Supplier under which the Company and its Subsidiaries have made or received payments in excess of $1,000,000 in the fiscal year ended December 28, 2013, the fiscal year ended December 27, 2014, or the two quarter period ended June 27, 2015;

(xi) under which (A) any person (other than the Company or any of its wholly owned Subsidiaries) is guaranteeing any liabilities or obligations of the Company or any of its Subsidiaries, or (B) the Company or any of its Subsidiaries has “take-or-pay” obligations;

(xii) that is between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s or its Subsidiaries’ respective directors or officers or stockholders who own five percent (5%) or more of the Company Common Stock, other than (A) any Benefit Plan or any other employee agreements or arrangements, (B) transactions conducted on an arms’ length basis or (C) any agreements with consideration of less than $200,000;

(xiii) providing for the creation or imposition of any Lien, other than a Permitted Lien, with respect to any assets (including Intellectual Property or other intangible assets) material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole;

(xiv) that is a settlement, conciliation or similar agreement (x) with any Governmental Entity which (A) materially restricts or imposes material obligations upon the Company or its Subsidiaries, or (B) materially disrupts the business of the Company and its Subsidiaries as currently conducted, or (y) which would require the Company or any of its Subsidiaries to pay consideration of more than $2,000,000 after the date of this Agreement; or

(xv) with any Governmental Entity, or for the purpose of fulfilling a Contract or order from any Governmental Entity as the ultimate customer, that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole.

Each such Contract described in clauses (i)-(xv) or Section 4.8(c), together with each material Company License-In Agreement, is referred to herein as a “Material Contract”.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is enforceable against the Company in accordance with its terms and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and (ii) the Company or its Subsidiaries, on the one hand, and, to the Knowledge of the Company, each other party to each Material Contract, on the other hand, have performed all obligations required to be performed by it under such Material Contract and, to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) constitute such a violation or breach, (B) give any Person the right to accelerate the maturity or performance of any Material Contract, or (C) give any Person the right to cancel, terminate or modify any Material Contract.

(c) As of the date of this Agreement, the Company is not a party to or bound by any Contract that (i) contains any provisions materially restricting the right of the Company or any of its Subsidiaries (A) to compete or transact in any business or with any Person or in any geographic area, or (B) to acquire any material product or other asset or service from any other Person; (ii) grants exclusive rights to license, market, sell or deliver any Company Product; or (iii) contains any “most favored nation” or similar provisions in favor of the other party and relates (or would reasonably be expected to relate) to payments in excess of $1,000,000 in any of fiscal years 2014, 2015 or 2016.

(d) (x) There are no licenses granted to third parties under any of the Contracts set forth in Section 4.8(d)(i), Section 4.8(d)(ii) or Section 4.8(d)(iii) of the Company Disclosure Schedule (collectively, the “Specified Contracts”), and (y) to the Knowledge of the Company, there are no other Contracts to which the Company or its Subsidiaries is a party, in the case of clause (x) or (y), that would, as a result of the change of control of the Company contemplated by this Agreement, the Closing or the fact of Parent or any of its Affiliates (other than the Company or its Subsidiaries) becoming an Affiliate of the Company or any of its

Subsidiaries, grant to any third party a license or right to a license with respect to Parent’s or its Affiliates’ (excluding the Company and its Subsidiaries) Intellectual Property following the Closing, in each case except as would not materially adversely impact Parent and its Affiliates’ (excluding the Company and its Subsidiaries) business.

Section 4.9 Employee Benefit Plans; ERISA.

(a) Section 4.9(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material Benefit Plans and separately identifies each material Foreign Benefit Plan. With respect to each Benefit Plan, if applicable, the Company has made available to Parent true and complete copies of (i) the plan document (and, if applicable, related trust or funding agreements or insurance policies), (ii) the most recent summary plan description or prospectus and any summary of material modifications, (iii) the most recent annual report (including all schedules), (iv) if the Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination, advisory, or opinion letter received from the IRS, and (v) the most recent actuarial reports and financial statements.

(b) Each Benefit Plan is and has been in material compliance with applicable Law, including ERISA and the Code and has been administered in all material respects in accordance with its terms. There are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits, charges, complaints, grievances, investigations, audits, proceedings or arbitrations that have been asserted or instituted with respect to any Benefit Plan. Each Benefit Plan intended to be qualified under Section 401(a) of the Code is the subject of an unrevoked favorable determination, advisory, or opinion letter from the IRS, and, to the Knowledge of the Company, nothing has occurred since the date of the most recent such determination that would reasonably be expected to adversely affect such qualification.

(c) Neither the Company nor any Subsidiary or ERISA Affiliate of the Company (i) maintains, sponsors or contributes to, or has within the past six (6) years maintained, sponsored or contributed to, a Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35)) or otherwise subject to Title IV of ERISA, (ii) has any material liability with respect to any “defined benefit plan,” whether or not subject to ERISA, (iii) has an “obligation to contribute” (as defined in ERISA Section 4212) to a Benefit Plan that is a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)), and (iv) has any liability, contingent or otherwise, under Title IV of ERISA with respect to a Benefit Plan. No Benefit Plan subject to ERISA holds securities issued by the Company or any of its current ERISA Affiliates.

(d) Neither the Company nor any Subsidiary of the Company sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits, including life insurance (other than health care continuation coverage as required by Law).

(e) Except as contemplated by this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) result in any material payment from the Company or any of its Subsidiaries becoming due, or materially increase the amount of any compensation due, to any Service Provider, (ii) increase any benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits from the Company or any of its Subsidiaries to any Service Provider, or (iv) limit or restrict the right of the Company to merge, amend or terminate any of the Benefit Plans. Without limiting the generality of the foregoing, no amount payable to any Service Provider (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) under any Benefit Plan or other compensation arrangement would be nondeductible under Sections 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation to compensate any Service Provider for any excise taxes incurred by such Service Provider, including under Sections 409A and 4999 of the Code.

(f) To the Knowledge of the Company, (i) each Foreign Benefit Plan and related trust, if any, complies with and has been administered in material compliance with its terms and the Laws of the applicable foreign country, (ii) each Foreign Benefit Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Entity, has been so registered or approved, and (iii) each Foreign Benefit Plan intended to qualify for special tax treatment meets all the requirements for such treatment. The Company and its Subsidiaries have complied in all material respects with all applicable Laws regarding participation in and contributions required to be made to any Mandated Benefit Plans.

(g) To the Knowledge of the Company, each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated since December 31, 2004 in compliance with applicable guidance under Code Section 409A and has been documented in accordance with Section 409A since January 1, 2009.

Section 4.10 Litigation. As of the date of this Agreement, there is no action, claim, suit or proceeding pending against or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, there are no investigations by any Governmental Entity pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries nor any of their respective assets, rights or properties is or are subject to any injunction, judgment, order or decree except for those that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 Compliance with Law.

(a) The Company and its Subsidiaries (i) are and have at all times since December 31, 2012 been in compliance with applicable Laws; and (ii) since December 31, 2012, have not received any written notice from any Governmental Entity alleging, or to the Knowledge of the Company, has any Governmental Entity otherwise threatened, that the

Company or any of its Subsidiaries is in violation of any applicable Law, except, in the case of each of clauses (i) and (ii), for such non-compliance and violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries are and have at all times since December 31, 2012, been in compliance in all material respects with United States and foreign export control laws and regulations, including: the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by OFAC, applicable to its export transactions. Without limiting the foregoing, there are no pending or, to the Knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against the Company or any of its Subsidiaries with respect to export activity or licenses or other approvals.

(c) Since December 31, 2012, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any agent, director, officer, employee or other Person associated with or acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly:

(i) made, offered, authorized or agreed to make, offer or authorize any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related in any way to the Company’s or any of its Subsidiaries’ business;

(ii) made, offered, authorized or agreed to make, offer or authorize any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political parties or campaigns, official of any public international organization, or official of any state-owned enterprise;

(iii) violated any provision of the FCPA, or any other applicable Laws relating to anti-corruption or anti-bribery; or

(iv) made, offered, authorized or agreed to make, offer or authorize any bribe, payoff, influence payment, kickback or other similar unlawful payment.

(d) Notwithstanding the foregoing, this Section 4.11 shall not apply to the subject matters of the representations and warranties in Section 4.9, Section 4.13, Section 4.15 and Section 4.16, respectively.

Section 4.12 Intellectual Property.

(a) To the Knowledge of the Company, (i) the Company and/or one or more of its Subsidiaries are the sole owners of each item of Intellectual Property owned by the Company and/or one or more of its Subsidiaries that has not expired, been allowed to lapse or abandoned (the “Owned Intellectual Property”), free and clear of any Lien, except for Permitted Liens, (ii) each item of Owned Intellectual Property is not subject to any outstanding injunction, judgment, order, decree or ruling of which the Company has received written notice, (iii) no action, suit, proceedings, complaint or claim of which the Company has received written notice is pending before any court or arbitrator or was threatened in writing during the three (3) years prior to the date of this Agreement that challenges the validity, enforceability, or the Company’s ownership of any item of Owned Intellectual Property, (iv) Section 4.12(a) of the Company Disclosure Schedule contains a complete and accurate list of all material registered Owned Intellectual Property and applications therefor, and (v) all fees currently due in the United States and, to the Knowledge of the Company, in any other jurisdiction, as of the signing date of this Agreement for maintaining any registered Owned Intellectual Property shall have been paid in full to the proper Governmental Entity, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(b) To the Knowledge of the Company, each material agreement under which, as of the date of this Agreement, the Company or any of its Subsidiaries licenses from a third party material Intellectual Property that is used by the Company or such Subsidiary in any of its current material customer offerings, except for off-the-shelf and internal use software, including but not limited to licenses to software (including as a service) that the Company and any of its Subsidiaries use in the ordinary course of business, (such agreements being referred to as “Company License-In Agreements”) (i) is in full force and effect, (ii) is not the subject of a claim that the Company or any of its Subsidiaries is in material breach, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 4.12(b) of the Company Disclosure Schedule contains a complete and accurate list of all Company License-In Agreements.

(c) To the Knowledge of the Company, each agreement pursuant to which the Company or any of its Subsidiaries has granted a material license to a third party with respect to Intellectual Property that is owned by the Company or such Subsidiary, including but not limited to, licenses to software (including as a service), but excluding any such licenses granted in the ordinary course of business (such agreements being referred to as “Company License-Out Agreements”) (i) is in full force and effect, and (ii) is not the subject of a claim that the Company or any of its Subsidiaries is in material breach, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 4.12(c) of the Company Disclosure Schedule contains a complete and accurate list of all Company License-Out Agreements.

(d) To the Knowledge of the Company and its Subsidiaries, no Person (including, without limitation, any current or former employee or consultant of Company or the Subsidiaries) is infringing, violating, claiming ownership rights in or misappropriating any of the Intellectual Property owned by the Company or any of its Subsidiaries, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is infringing or misappropriating any Intellectual Property owned by a third party, except as would not reasonably be expected to have, individually or in the aggregate, a

Company Material Adverse Effect. Section 4.12(e) of the Company Disclosure Schedule lists any written complaint, claim, notice or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by the Company or any Subsidiary during the three (3) years prior to the date of this Agreement alleging any such infringement, violation or misappropriation and any written request or demand for indemnification or defense of an infringement claim received by the Company or any Subsidiary during the three (3) years prior to the date of this Agreement from any reseller, distributor, customer or end user of a Company product, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) There is no Intellectual Property that is owned by the Company in which any third party has any exclusive right(s) therein, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) There are no royalties or similar other payments based on revenues (such as earn-outs) that are payable by the Company or any Subsidiary to any third person (excluding, for the avoidance of doubt, salaries, benefits, employee invention and achievement award programs and any legally required payments to employees for inventions, patents or similar achievements that are payable to employees and independent contractors) for the use, license-in, manufacture, sale, offering for sale, copying, distribution, or disposition of any Intellectual Property of such third person used by the Company or any Subsidiary, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) (i) Since five (5) years prior to the date of this Agreement, the Company has maintained a process whereby each new employee of the Company or any Subsidiary executes a written agreement expressly assigning to the Company or a Subsidiary all of such employee’s right, title and interest in any Intellectual Property created by such employee within the scope of his or her employment during the term of such employment and (ii) to the Knowledge of the Company, (1) all new employees of the Company and its Subsidiaries since five (5) years prior to the date of this Agreement have executed such written agreements, and (2) with respect to other employees of the Company and its Subsidiaries, the Company or its Subsidiaries either by operation of law or contract has acquired ownership of Intellectual Property created by such other employees involved in technology development during the term and within the scope of their employment, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) The Company takes commercially reasonable actions to protect the confidentiality and security of personally identifiable information and of its information technology systems and material proprietary data, and, to the Knowledge of the Company, there have been during the past two (2) years no violations or unauthorized access to same, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Section 4.12(j) of the Disclosure Schedule describes the Company’s and its Subsidiaries’ Open Source Materials compliance for products.

(k) No funding from any Governmental Entity or facilities of a university, college, other educational institution or non-profit organization were used in the development of the Owned Intellectual Property, and no Governmental Entity, university, college, other educational institution or non-profit organization has a claim or right to claim any right in the Owned Intellectual Property, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13 Taxes.

(a) Each of the Company and its Subsidiaries has (i) timely filed all income Tax Returns and all other material Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such returns are true, correct and complete in all material respects and (ii) paid or accrued (in accordance with GAAP) all material Taxes due and payable other than such Taxes as are being contested in good faith by the Company or its Subsidiaries.

(b) There are no material federal, state, local or foreign audits or examinations of any Tax Return of the Company or its Subsidiaries ongoing or pending and neither the Company nor any Subsidiary has received written notice of any such material audit or examination. No claim for material unpaid Taxes has been asserted in writing against the Company or any of its Subsidiaries by a Governmental Entity, other than any claim that has been resolved. No claim has been made in writing by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) The Company and each of its Subsidiaries have withheld all Taxes required to have been withheld from payments made to its employees, independent contractors, creditors, stockholders and other third parties and, to the extent required, such Taxes have been paid to the relevant Governmental Entity.

(d) There are no outstanding written waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or material deficiencies against the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of material Taxes, except for any such agreements that (i) are solely between the Company and/or any of its Subsidiaries, (ii) will terminate as of the Closing, or (iii) are entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes.

(f) There are no material Liens for Taxes upon the assets of the Company or any of its Subsidiaries that are not provided for in the Company SEC Reports, except Liens for Taxes not yet due and payable and Liens for Taxes that are being contested in good faith and for which adequate reserves have been established on the Company Balance Sheet.

(g) In the last two (2) years, none of the Company or any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law).

(h) Neither the Company nor any of its Subsidiaries (A) is or has been in the past five (5) years a member of a group (other than a group the common parent of which is the Company or one of its Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return, or (B) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, as a transferee or successor, or pursuant to any contractual obligation.

(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) The U.S. federal income tax entity classification of each Subsidiary of the Company not organized within the United States is set forth on Section 4.13(j) of the Company Disclosure Schedule.

(k) The Company and each of its Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (“Tax Incentive”), and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

Section 4.14 Real Property and Tangible Assets.

(a) The Company does not own any real property. Except in each case as would not materially affect the business and operations of the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries (i) has valid leasehold title (as applicable) to each location occupied or otherwise used by the Company or any of its Subsidiaries as of the date of this Agreement (the “Company Real Property”) pursuant to leases, subleases, licenses, occupancy or other similar agreements to which the Company or any of its Subsidiaries is a party as of the date of this Agreement (each, a “Real Property Lease”), and (ii) has good and marketable title or valid leasehold title to the other tangible assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, in each case, free and clear of all Liens, except (x) for Permitted Liens, and (y) for the property and assets that have been disposed of since the Company Balance Sheet Date in the ordinary course of business. Section 4.14(a) of the Company Disclosure Schedule contains a complete list of all Company Real Property.

(b) Each Real Property Lease under which the Company or any of its Subsidiaries leases, subleases, licenses or otherwise occupies any real property is valid, binding and in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is not under any Real Property Lease (i) any existing default by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or (ii) to the Knowledge of the Company, any condition or event which, with notice or lapse of time, or both, would constitute a default under the provisions of such Real Property Lease.

Section 4.15 Environmental. Except for such matters that, individually or in the aggregate, have not resulted, and would not reasonably be expected to result, in any liability that is material to the Company and its Subsidiaries, taken as a whole:

(a) Each of the Company and its Subsidiaries is in compliance with all, and has not violated any, Environmental Laws, which compliance includes the possession by the Company and its Subsidiaries of Permits required for their operations under Environmental Laws, and compliance with the terms and conditions thereof.

(b) As of the date of this Agreement, there is no Environmental Claim pending against or, to the Knowledge of Company, threatened against or affecting the Company or any Subsidiary.

(c) To the Knowledge of the Company, with respect to any real property owned, leased or operated by the Company or any of its Subsidiaries since January 1, 2010, and, there have been no releases of Hazardous Materials that require a Cleanup.

(d) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has assumed or retained, by Contract or operation of law, any obligation under any Environmental Law or concerning any Hazardous Materials.

Section 4.16 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is or has, since December 31, 2012, been, a party to any collective bargaining agreement or any labor union contract or trade union agreement or work rules, nor are there any employees of the Company or any of its Subsidiaries who are, or since December 31, 2012 have been, represented by a works council or a labor organization, nor, to the Knowledge of the Company, are there, nor since December 31, 2012 have there been, any pending activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries.

(b) As of the date of this Agreement, there is no material pending or, to the Knowledge of the Company, threatened, labor strike, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any of its Subsidiaries.

(c) As of the date of this Agreement, there is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries that would reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

(d) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries are and have been in compliance in all material respects with all applicable local, state, federal and foreign Laws relating to employment, including, without limitation, Laws relating to discrimination, hours of work and the payment of wages or overtime wages, classification of employees and independent contractors, health and safety, layoffs and plant closings and collective bargaining, (ii) the Company and its Subsidiaries have not received notice of any charge or complaint with respect to or relating to them pending before the United States Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, or notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, and (iii) as of the date of this Agreement, there are no complaints or lawsuits, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current employee or any class of the foregoing, relating to any such Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(e) The Company is in compliance with all Laws relating to the confidentiality, security, use and treatment of employee information and personally identifiable data, except in each case as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

Section 4.17 Licenses and Permits. Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have, and at all times since December 31, 2012 have had, all licenses, permits, qualifications, accreditations, approvals and authorizations of any Governmental Entity (collectively, the “Permits”), and have made all necessary filings required under applicable Law, necessary to conduct the business of the Company and its Subsidiaries, (ii) since December 31, 2012, neither the Company nor any of its Subsidiaries has received any written notice of any violation of or failure to comply with any Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit, and (iii) each such Permit has been validly issued or obtained and is in full force and effect.

Section 4.18 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) all material insurance policies of the Company and its Subsidiaries are in full force and effect, (ii) no written notice of default or termination has been received by the Company or any of its Subsidiaries in respect thereof, and (iii) all premiums due thereon have been paid.

Section 4.19 Significant Suppliers and Customers.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth an accurate and complete list, with respect to each of the fiscal year ended December 28, 2013, the fiscal year ended December 27, 2014 and the two quarter period ended June 27, 2015, of each customer (including distributors) who was one of the twenty (20) largest sources of revenues for the Company during any such period, based on amounts paid or payable (each, a “Significant Customer”). None of the Company nor any of its Subsidiaries has any outstanding material dispute with any Significant Customer. As of the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice from any Significant Customer that such customer shall not continue as a customer of the Company or any of its Subsidiaries, as applicable, or that such customer intends to terminate or materially modify existing Contracts with the Company or any of its Subsidiaries, as applicable, including by materially reducing the scale of the business conducted with the Company.

(b) Section 4.19(b) of the Company Disclosure Schedule sets forth an accurate and complete list, with respect to each of the fiscal year ended December 28, 2013, the fiscal year ended December 27, 2014, and the two quarter period ended June 27, 2015, of the twenty (20) largest sources of amounts payable to suppliers for the Company during any such period, based on amounts paid or payable (each a “Significant Supplier”). None of the Company nor any of its Subsidiaries has any outstanding material dispute with any Significant Supplier. As of the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice from any Significant Supplier that such supplier shall not continue as a supplier of the Company or any of its Subsidiaries, as applicable, or that such supplier intends to terminate or materially modify existing Contracts with the Company or any of its Subsidiaries, as applicable, including by materially reducing the scale of the business conducted with the Company.

Section 4.20 Brokers or Finders. No investment banker, broker, consultant, finder, financial advisor or intermediary, other than Qatalyst Partners LP and Needham & Company, LLC, the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, consulting, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.21 Vote Required. The affirmative vote (in person or by proxy) of the holders of a majority of the issued and outstanding Company Common Stock in favor of the approval of this Agreement and the Merger (the “Company Stockholder Approval”) is the only vote of the holders of any of the capital stock, of any class or series of the Company or any of its Subsidiaries necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 4.22 Board Recommendation. The Company’s board of directors has (a) determined that this Agreement and the Merger are advisable and in the best interests of the Company and its stockholders, (b) approved this Agreement, including the Merger and the other transactions contemplated hereby and thereby, (c) subject to Section 6.3, resolved to recommend that the stockholders of the Company approve this Agreement and the Merger (such recommendation, the “Board Recommendation”), and, as of the date of this Agreement, none of such actions by Company’s board of directors has been amended, rescinded, or modified.

Section 4.23 Opinion of Financial Advisors. The board of directors of the Company has received (i) from the Company’s financial advisors, Qatalyst Partners LP an opinion, dated as of the date of such opinion, to the effect that, as of such date and based upon and subject to the various matters and limitations set forth therein, the Merger Consideration to be received in the Merger by the Company stockholders (other than Parent or any affiliate of Parent) is fair, from a financial point of view, to such holders and (ii) from its financial advisors Needham & Company, LLC (together with Qatalyst Partners LP, the “Company Financial Advisors”) an opinion, dated as of the date of such opinion, to the effect that, as of such date and based upon and subject to the various matters and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. Prior to the date of this Amended and Restated Merger Agreement, a true, correct and complete copy of such opinions was delivered or will be delivered to Parent for information purposes only. The Company has been authorized by the Company Financial Advisors to permit the inclusion of such opinion in the Proxy Statement.

Section 4.24 Takeover Statutes. The board of directors of the Company has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the transactions contemplated by this Agreement. No other “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other anti-takeover statute or regulation would restrict, prohibit or otherwise be applicable with respect to this Agreement and the transactions contemplated herein and therein (including the Merger).

Section 4.25 Investigation by the Company. The Company acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations and condition (financial or otherwise) of Parent and that it has received access to such books and records, facilities, equipment, contracts and other assets of Parent that it has requested to review for such purpose, and that it had an opportunity to meet with the management of Parent and to discuss the business and assets of Parent. Except for the representations and warranties made by the Company in this Article IV, none of the Company, any Subsidiary of the Company or any other person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or condition (financial or otherwise).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as disclosed (a) in the Parent SEC Reports filed or furnished at least one (1) Business Day prior to the date of this Agreement (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after such date, and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other such statements that are similarly predictive or forward-looking), but only to the extent such Parent SEC Reports are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System, or (b) in the Parent Disclosure Schedule (subject to Section 9.4), Parent and Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization.

(a) Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own its properties and assets and to conduct its business as it is currently being conducted. Each of Parent and Sub is duly qualified to do business and, where applicable, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has made available to the Company a copy of Parent and Sub’s certificate of incorporation and by-laws, as currently in effect, and neither Parent nor Sub is in violation of any provision of, respectively, its certificate of incorporation or by-laws.

Section 5.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby The execution, delivery and performance by Parent and Sub of this Agreement, approval of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action of Parent and Sub, and no other action on the part of Parent or Sub is necessary to authorize the execution and delivery by Parent and Sub of this Agreement and the consummation by them of the transactions contemplated hereby (other than the approval of this Agreement and the transactions contemplated hereby by Parent in its capacity as sole stockholder of Sub, which approval shall be provided by the written consent of Parent immediately following execution of this Agreement). This Agreement has been duly executed and delivered by Parent and Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of Parent and Sub, enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights and remedies generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 5.3 Consents and Approvals; No Violations. The execution and delivery of this Agreement by Parent and Sub do not, and the performance by Parent and Sub of this Agreement and the consummation by Parent and Sub of the transactions contemplated hereby will not, (i) violate any provision of the certificate of incorporation or by-laws of Parent or Sub, in each case, as currently in effect, (ii) assuming compliance with the matters referred to in Section 5.3(iv)(A)-(C), require any consent by any Person under, conflict with or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any Contract to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets is bound, or result in the creation of any Lien in or upon any of the properties, rights or assets of Parent or Sub, (iii) violate any Law applicable to Parent, any of its Subsidiaries or any of their properties or assets, or (iv) other than in connection with or compliance with (A) the HSR Act and other Antitrust Laws, (B) Nasdaq Rules and listing standards, and (C) the Exchange Act and the Securities Act, require on the part of Parent or Sub any filing or registration with or notification to, or require Parent to obtain any authorization, consent or approval of, any Governmental Entity, except in the case of clauses (ii), (iii) and (iv), for such violations, breaches or defaults that, or filings, registrations, notifications, authorizations, consents or approvals the failure of which to make or obtain, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4 Litigation. As of the date of this Agreement, there is no action, claim, suit or proceeding pending against or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, there are no investigations by any Governmental Entity pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any of its Subsidiaries nor any of their respective assets, rights or properties is or are subject to any injunction, judgment, order or decree, except for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5 Brokers or Finders. No investment banker, broker, consultant, finder, financial advisor or intermediary is entitled to any investment banking, brokerage, consulting, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.6 Vote Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Sub (which has been obtained) is the only vote or consent of the holders of any class or series of capital stock of Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 5.7 Share Ownership. None of Parent, Sub or any of their respective controlled Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Common Stock or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivatives, securities or otherwise) in the Company.

Section 5.8 Investigation by Parent and Sub. Each of Parent and Sub acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations and condition (financial or otherwise) of the Company and that it has received access to such books and records, facilities, equipment, contracts and other assets of the Company and the Company’s Subsidiaries that it has requested to review for such purpose, and that it had an opportunity to meet with the management of the Company and the Company’s Subsidiaries and to discuss the business and assets of the Company and the Company’s Subsidiaries. Except for the representations and warranties made by the Company in this Article V, none of Parent, Sub, any Subsidiary of Parent or Sub or any other person makes any express or implied representation or warranty with respect to Parent, Sub, any Subsidiary of Parent or Sub or their respective businesses, operations, assets, liabilities or condition (financial or otherwise)

Section 5.9 Capitalization and Operations of Sub. The authorized capital stock of Sub consists solely of 1,000 shares of common shares, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof, and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 5.10 Availability of Funds; Financing. Parent’s and Sub’s obligations hereunder are not subject to a condition regarding Parent’s or Sub’s obtaining of funds to consummate the Merger and the other transactions contemplated hereby. Parent and/or Sub will have available to it sufficient funds to pay the Merger Consideration and any other amounts required to be paid by Parent and Sub in connection with the consummation of the Merger on the Closing Date and the other transactions contemplated hereby, including all related fees and expenses. Parent has delivered to the Company true, complete and correct copies of a fully executed commitment letter, together with the related fee letter (solely in the case of the fee letter, with only the fee amounts, pricing, “market flex” provisions and other economic terms that do not adversely affect the enforceability, availability or conditionality of, or the aggregate amount of proceeds available under, the Debt Financing contained therein redacted), each in effect as of the date of this Amended and Restated Merger Agreement from Barclays Bank PLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. (together, as they may be amended, modified or replaced in accordance with Section 6.13 and together with all annexes, exhibits, schedules and other attachments thereto the “Debt Commitment Letter”) to provide debt financing in an aggregate amount set forth therein and subject to the terms and conditions set forth therein (being collectively referred to as the “Debt Financing”). As of the date of this Agreement, the Debt Commitment Letter has not been amended or modified in any manner, and, as of the date of this Agreement, to the Knowledge of Parent, no amendment or modification of the Debt Commitment Letter is contemplated. The Debt Commitment Letter, including the commitments contained therein, has not been terminated, reduced, withdrawn or rescinded in any respect and, to the Knowledge of Parent, no such termination, reduction, withdrawal or rescission is contemplated. Parent has paid in full any and all commitment fees or other fees and amounts in connection with the Debt Commitment Letter that are payable on or prior to the date of this Agreement, and, as of the date of this Agreement, the Debt Commitment Letter is in full force and effect and is the valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent, the other parties thereto, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws now or hereinafter in effect, affecting creditors’ rights and remedies generally, and to general principles of equity. There are no conditions precedent or other contingencies related to the funding of the full amount (or any portion) of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter. Subject to Section 6.13(c), as of the date of this Agreement, there are no side letters, understandings or other agreements or contracts of any kind, in each case to which Parent is a party, relating to the Debt Financing that could affect the availability of the Debt Financing contemplated by the Debt Commitment Letter, other than as expressly set forth in the Debt Commitment Letter. As of the date of this Agreement, no event has occurred which (with or without notice, lapse of time or both) would constitute a default or breach or failure to satisfy a condition by Parent or, to the Knowledge of Parent, any other party thereto, under the terms and conditions of the Debt Commitment Letter, and assuming the conditions set forth in Section 7.1 and Section 7.3 are satisfied at Closing and assuming the performance by the Company of its obligations under Section 6.13, Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied by Parent prior to the Closing Date or that the Debt Financing will not be available to Parent on the date of the Closing.

Section 5.11 Solvency. Parent is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Immediately following the Closing after giving effect to the transactions contemplated by this Agreement, and excluding the effect of any inaccuracy of the representations and warranties contained in Article IV, Parent and its Subsidiaries, taken as a whole, will be Solvent. As used herein, “Solvent” means with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including, contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person has not incurred, and does not intend to incur, debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent liabilities at any time shall be computed under this Section 5.11 as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that is probable to become an actual or matured liability.

ARTICLE VI

COVENANTS

Section 6.1 Interim Operations of the Company and Parent.

(a) During the period from the date of this Agreement until the Effective Time (except (w) as may be required by Law, (x) with the prior written consent of Parent, (y) as contemplated by this Agreement, or (z) as set forth in the Company Disclosure Schedule), the business of the Company and its Subsidiaries shall be conducted in the ordinary and usual course of business in all material respects, and, to the extent consistent therewith, the

Company and its Subsidiaries shall use commercially reasonable efforts to (i) preserve intact their current business organization and (ii) preserve their relationships with customers, suppliers and others having business dealings with them; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters addressed specifically by any provision of Section 6.1(b) shall be deemed a breach of this Section 6.1(a) unless such action would constitute a breach of such specific provision.

(b) Except (w) as may be required by Law, (x) with the prior written consent of Parent (which consent, in the case of clauses (vi), (vii), (viii), (ix), (x), (xi), (xiii), (xvi) and (xvii) and to the extent relating to the foregoing clauses, (xviii), shall not be unreasonably withheld, delayed or conditioned), (y) as contemplated by this Agreement, or (z) as set forth in the Company Disclosure Schedule, prior to the Effective Time, neither the Company nor any of its Subsidiaries will:

(i) amend its certificate of incorporation or by-laws (or equivalent organizational documents), or enter into any written agreement with any of the Company’s stockholders in their capacity as such;

(ii) except for (w) issuances of shares of Company Common Stock issuable in connection with the retraction or exchange of the Company Special Shares, (x) awards of Company Stock Options (granted with exercise prices no less than the greater of the grant date closing price or the Merger Consideration), Company Restricted Stock Units and Company Performance Restricted Stock Units granted in aggregate amounts consistent with the terms of, and not to exceed the underlying share amounts set forth on, Annex A to Section 6.1(b)(ii) of the Company Disclosure Schedule, in each case in the ordinary course of business consistent with past practice, provided that the terms of all awards granted after the date of this Agreement pursuant to this Section 6.1(b)(ii)(x), other than the awards set forth for the individual identified on Section 4.2(a)(1) of the Company Disclosure Schedule, shall provide that none of the transactions contemplated by this Agreement shall constitute a “change of control” or otherwise result in the acceleration of vesting of any such Company Stock Options, Company Restricted Stock Units or Company Performance Restricted Stock Units so granted, or (y) shares of Company Common Stock to be issued or delivered pursuant to the (A) Company Equity Plans in satisfaction of Company Stock Options, Company Restricted Stock Units and Company Performance Restricted Stock Units outstanding on the date hereof or issued after the date hereof in accordance with the requirements of this Agreement, or (B) rights under the ESPP (subject to Section 6.9) outstanding on the date hereof in accordance with the requirements of this Agreement, issue, deliver, sell, dispose of, or authorize or agree to the issuance, sale or other disposition of (a) any capital stock or other ownership interest of the Company or any of its Subsidiaries, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any capital stock or other ownership interest of the Company or any of its Subsidiaries, (b) any rights, warrants, options, calls, rights agreements or plans, commitments or any other agreements of any character to purchase or acquire capital stock or any other ownership interest of the Company or any of its

Subsidiaries or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any capital stock or any other ownership interest of the Company or any of its Subsidiaries, or (c) any other securities of the Company or any of its Subsidiaries in respect of, in lieu of, or in substitution for, Company Common Stock outstanding on the date hereof or such capital stock, ownership interests, securities or rights in any Subsidiary of the Company (other than, in each case, any such issuances, sales and dispositions by a wholly owned Subsidiary to the Company or any other wholly owned Subsidiary of the Company);

(iii) redeem, purchase or otherwise acquire, or agree to redeem, purchase or otherwise acquire, any outstanding Company Common Stock (except in respect of any Tax withholding or exercise price in connection with the Company Equity Plan) or other capital stock or other equity securities of the Company or any of its Subsidiaries (other than a Subsidiary), other than retractions or exchanges of Company Special Shares in accordance with the terms thereof;

(iv) split, combine, subdivide or reclassify any Company Common Stock or other capital stock of the Company or any of its Subsidiaries or declare, set aside for payment or pay any dividend (whether in cash, stock or property or any combination thereof) or other distribution in respect of any Company Common Stock or other capital stock of the Company or any of its Subsidiaries (except dividends and distributions paid by Subsidiaries of the Company to the Company or to any of its wholly owned Subsidiaries) or otherwise make any payments to stockholders of the Company in their capacity as such, other than retractions or exchanges of Company Special Shares in accordance with the terms thereof;

(v) adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than solely among the Company’s Subsidiaries), other than the Merger;

(vi) acquire, sell or dispose of, or agree to acquire, sell or dispose of, any assets material to the Company and its Subsidiaries, taken as a whole, including any corporation, partnership, limited partnership, or business or division thereof, or any equity interest therein (whether by merger, amalgamation, consolidation or other business combination, sale of assets, sale of capital stock, tender offer, exchange offer or similar transaction), other than (x) acquisitions, sales, or dispositions among the Company and any of its Subsidiaries, (y) acquisitions, sales or dispositions described in Section 6.1(b)(vi) of the Company Disclosure Schedule, or (z) purchases or sales of inventory or Company Products in the ordinary course of business;

(vii) incur any indebtedness for borrowed money in addition to that incurred as of the date of this Agreement or guarantee any such indebtedness or make any loans or advances to any other Person, other than (w) indebtedness, guarantees, loans and advances between or among the Company and its Subsidiaries, (x) revolving loans available under the Company Credit Agreement incurred in the ordinary course of business to fund working capital requirements of the Company and its Subsidiaries, (y) letters of credit issued, maintained or guaranteed by the Company or its Subsidiaries in the ordinary course of business and reimbursement obligations in respect thereof, or (z) performance bonds issued and maintained by the Company or its Subsidiaries in the ordinary course of business;

(viii) other than as required by applicable Law or agreements existing on the date hereof, or as required to comply with any Benefit Plan in effect on the date hereof, with regard to any Service Provider (A) enter into, adopt, terminate or amend in any material respect any compensation or benefit plan, policy, practice, arrangement or agreement for any Service Provider or accelerate the vesting or payment of any equity award held by any Service Provider, other than payments or benefits to new hires or renewals or replacements of employment agreements that expire in accordance with their terms for existing Serice Providers, in each case in the ordinary course of business and not prohibited by another subclause of this Section 6.1(b)(viii), (B) materially increase the benefits or compensation provided to any Service Provider (except for salary and/or target bonus increases in connection with and corresponding to any promotion or job change that are provided in the ordinary course of business), (C) pay or provide to any Service Provider any material compensation or benefit not provided for under a Benefit Plan as in effect on the date of this Agreement, other than payments or benefits to new hires or renewals or replacements of employment agreements that expire in accordance with their terms for existing Serice Providers, in each case in the ordinary course of business and not prohibited by another subclause of this Section 6.1(b)(viii), (D) amend any awards under any Benefit Plan (including the grant or amendment of any equity or equity-based compensation, except to the extent expressly permitted by this Section 6.1(b)), or remove or modify existing restrictions in any Benefit Plan or awards made thereunder, (E) grant or pay any severance, separation, change of control, retention, termination or similar compensation or benefits to, or to increase in any manner the severance, separation, change of control, retention, termination or similar compensation or benefits of, any Service Provider other than severance benefits paid in the ordinary course of business consistent with past practice, or (F) take any action to accelerate the time of payment or vesting of any compensation or benefits under any Benefit Plan;

(ix) change in (x) any material respect any of the accounting methods used by the Company and its Subsidiaries unless required by GAAP, SEC rules and regulations or applicable Law, or (y) with respect to the Subsidiaries of the Company, the accounting standards applicable to the preparation of the financial statements and accounts of each such Subsidiary unless required by applicable accounting standards or Law;

(x) except for the expenditures contemplated by and consistent with (x) the budget for capital expenditures for fiscal 2015, or (y) a budget for capital expenditures for each quarter of fiscal 2016 consistent with the budget for the corresponding quarter of fiscal 2015, as applicable, as set forth in Section 6.1(b)(x) of the Company Disclosure Schedule, make or authorize any capital expenditures in excess of $2,500,000 in the aggregate in any fiscal quarter following the date of this Agreement, or $6,000,000 in the aggregate;

(xi) enter into any collective bargaining agreement or any other material agreement with any labor organization, works council, trade union, or other labor association;

(xii) convene any special meeting of the Company’s stockholders;

(xiii) initiate, compromise or settle any material litigation or arbitration proceeding, or any actual or threatened litigation (other than any such litigation arising out of any of the transactions contemplated by this Agreement) (except to enforce the Company’s rights hereunder) if the amount at issue is greater than $1,000,000;

(xiv) sell, assign, transfer or grant any rights, title or interests in any material Owned Intellectual Property other than non-exclusive licenses to customers, suppliers or service providers granted in the ordinary course of business;

(xv) change any material method of Tax accounting, settle or compromise any audit or other proceeding relating to a material amount of Tax (excluding for these purposes any settlement or compromise relating to a Tax item to the extent that such settlement or compromise does not materially exceed the reserves for such Tax item established in the Company Financial Statements), make or change any material Tax election or file any material Tax Return (including any material amended Tax Return), agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, enter into any closing agreement with respect to any material amount of Tax or surrender any right to claim any material Tax refund;

(xvi) enter into, modify or amend any material Contract outside of the ordinary course of business, or release or assign any material rights or claims thereunder outside of the ordinary course of business, which if so entered into, modified, amended, waived, released or assigned would reasonably be expected to be materially adverse to any business or product line of the Company or its Subsidiaries;

(xvii) invest any funds available for investment (including any proceeds received upon maturity of existing investments) other than in “cash and cash equivalents” (as defined in the financial statements included in the Company SEC Reports); or

(xviii) enter into any Contract, commitment or arrangement to do any of the foregoing.

(c) As soon as practicable following the date of this Agreement (but, in any event within twenty (20) Business Days thereafter), the Company shall provide the information with respect to non-U.S. employees, Foreign Benefit Plans, and non-U.S. based equity compensation that it was unable to provide before the date of this Agreement. The Company and each Subsidiary shall comply (prior to the Closing Date) with their respective obligations, if any, to inform, consult with, and/or obtain consent from any of its employees or their related trade unions, works councils, or other collective representatives about the transactions contemplated by this Agreement.

Section 6.2 Access to Information. The Company shall (and shall cause each of its Subsidiaries to) afford to directors, officers, employees, counsel, investment bankers, accountants and other authorized representatives (“Representatives”) of Parent reasonable access, in a manner not unreasonably disruptive to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to the properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries in each case as may reasonably be requested for reasonable purposes related to the consummation of the transactions contemplated by this Agreement; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Sub if such disclosure would, in the reasonable judgment of the Company, be expected to (i) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party as of the date of this Agreement (as long as the Company has used commercially reasonable efforts to obtain the consent of the other party to the agreement), or (ii) constitute a waiver of the attorney-client, work product doctrine or other legal privilege held by the Company or any of its Subsidiaries; provided further, however, that nothing herein shall authorize Parent or its Representatives to undertake any invasive additional diligence investigation after the date of this Agreement, including investigations or sampling at any property owned, operated or leased by the Company or its Subsidiaries without the prior written consent of the Company. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. The Confidentiality Agreement shall apply with respect to information furnished hereunder by or on behalf of the Company, its Subsidiaries and the Company’s Representatives (as defined in the Confidentiality Agreement). The Company agrees that the Confidentiality Agreement is hereby amended to permit the inclusion of all actual or prospective sources of debt financing (including convertible or equity-linked debt) (and representatives of such financing sources) in the term “Representative” as such term is defined therein.

Section 6.3 Board Recommendation; Acquisition Proposals.

(a) The Company and its Subsidiaries will not, and will use their reasonable best efforts to cause their respective officers, directors, employees and other Representatives not to, directly or indirectly (i) initiate, solicit, seek or knowingly take any action to facilitate or encourage, any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate or engage in any negotiations, inquiries or discussions with respect to any Acquisition Proposal, (iii) in connection with any such inquiries, proposals or offers, disclose or furnish any nonpublic information or data to any Person concerning the Company’s business or properties or afford any Person other than Parent or its Representatives access to its properties, books, or records pursuant to a governmental subpoena or other governmental request for information, (iv) enter into or execute, or propose to enter into or execute, any agreement relating to an Acquisition Proposal, (v) approve, endorse, recommend or make or authorize any public statement, recommendation, or solicitation in support of, or submit to the Company’s stockholders, any Acquisition Proposal, (vi) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by an Acquisition Proposal, or (vii) publicly propose to do any of the foregoing described in clauses (i) through (vi). The Company and its Subsidiaries will, and will cause their respective Representatives to, cease immediately and cause to be terminated all activities, discussions and negotiations that commenced prior to the date of this Amended and Restated Merger Agreement regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, and shall terminate access to any virtual data room established by the Company and request that all confidential or proprietary information previously furnished to any party (other than Parent) in connection with any such discussions and negotiations be promptly returned or destroyed. The Company acknowledges and agrees that, in the event any Representative of the Company or any of its Subsidiaries takes any action that if taken by the Company would be a breach of this Section 6.3, the taking of such action by such Representative shall be deemed to constitute a breach of this Agreement by the Company.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time after the date of this Amended and Restated Merger Agreement and prior to the Company Stockholder Approval, in the event that the Company receives an unsolicited Acquisition Proposal that did not result from a material breach of this Section 6.3, the Company and its board of directors may (subject to compliance with this Section 6.3) participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, or furnish any nonpublic information to, any Person or Persons (but only after any such Person enters into a confidentiality agreement with the Company containing terms that are not materially less favorable to the Company than those contained in the Confidentiality Agreement, which may not provide for an exclusive right to negotiate with the Company and may not restrict the Company from complying with this Section 6.3(b)) making such contact or making such Acquisition Proposal and their respective Representatives and potential sources of financing, if prior to Company Stockholder Approval (i) the Company’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Person or Persons have submitted to the Company an Acquisition Proposal that is, or would reasonably be expected to lead to, a Superior Proposal, and (ii) the Company’s board of directors determines in good faith, after consultation with outside legal counsel, that the failure to participate in such discussions or negotiations, furnish such information, enter into any agreement related to any Acquisition Proposal or accept any offer or proposal relating to an Acquisition Proposal would reasonably be expected to be inconsistent with the fiduciary duties of the Company’s directors under applicable Law.

(c) The Company will as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt) (i) notify Parent of the receipt by the Company of any Acquisition Proposal and (ii) provide to Parent a copy of such Acquisition Proposal (if written), or a summary of the material terms and conditions of such Acquisition Proposal (if oral), including the identity of the Person making such Acquisition Proposal, and copies of all written communications with such Person with respect to such actual or potential Acquisition Proposal. The Company shall notify Parent, in writing, of any decision of its board of directors as to whether to consider any Acquisition Proposal or to enter into discussions or negotiations concerning any Acquisition Proposal or to provide non-public information with respect to the Company to any Person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than twenty four (24) hours after such determination was reached). The Company will (i) provide Parent with written notice setting forth all such information as is reasonably necessary to keep Parent informed in all material respects of the status and material terms of any such Acquisition Proposal and of any material amendments thereto, (ii) keep Parent informed as promptly as practicable with respect to any changes to the material terms of an Acquisition Proposal submitted to the Company (and in any event within twenty-four (24) hours following any such changes), including by providing a copy of all written proposals and a summary of all oral proposals or material oral modifications to an earlier written proposal, in each case relating to any Acquisition Proposal, (iii) promptly (and in any event within twenty-four (24) hours) following the provision of any non-public information of the Company to any such Person, provide such information to Parent (including by posting such information to an electronic data room), to the extent such information has not previously been provided or made available to Parent, and (iv) promptly (and in any event within twenty four (24) hours of such determination) notify Parent of any determination by the Company’s board of directors that such Acquisition Proposal constitutes a Superior Proposal.

(d) Subject to Section 6.3(e) and Section 6.3(f), neither the board of directors of the Company nor any committee thereof shall, directly or indirectly, (A) (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent or Sub, the Board Recommendation, (ii) approve, adopt, or recommend, or propose publicly to approve, adopt, or recommend, any Acquisition Proposal, (iii) in the case of any Acquisition Proposal that is a tender offer or exchange offer, fail to recommend against such Acquisition Proposal, or fail to confirm the Board Recommendation, within ten (10) Business Days of the commencement of such Acquisition Proposal, or (iv) in the case of any publicly announced Acquisition Proposal that is not a tender offer or exchange offer, fail to issue a press release confirming the Board Recommendation within ten (10) Business Days following Parent’s written request to the board of directors of the Company that the board of directors of the Company issue such press release (provided the board of directors shall not be required to issue more than one such press release in response to any Acquisition Proposal), or (v) make any public statement that is inconsistent with the Board Recommendation (it being understood that a statement to the effect that the board of directors of the Company is considering an Acquisition Proposal in accordance with the requirements of this Agreement and its fiduciary duties and confirming the Board Recommendation shall not be deemed to be inconsistent with the Board Recommendation) (any action described in clause (i), (ii), (iii) or (iv) being referred to as a “Change of Recommendation”) or (B) approve or recommend, or publicly propose to approve or recommend, or allow the Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, arrangement, or understanding (i) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or (ii) requiring it to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding the foregoing, prior to the Company Stockholder Meeting, the Company’s board of directors may, if the Company’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would be inconsistent with the fiduciary duties of the Company’s directors under applicable Law, make a Change of Recommendation unrelated to an Acquisition Proposal (it being understood and agreed that any Change of Recommendation proposed to be made in relation to an Acquisition Proposal may only be made pursuant to and in accordance with Section 6.3(f)) in response to an Intervening Event; provided, that:

(i) the Company has provided to Parent at least three (3) Business Days prior written notice that it intends to take such action, which notice must specify the reasons for proposing to take such action, and include a reasonably detailed description of the Intervening Event; and

(ii) Parent shall not have made a proposal that, if accepted, would be binding on Parent and that has not been withdrawn, within three (3) Business Days (during which period the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith regarding any proposal by Parent) after receipt of such notice from the Company, to make such adjustments in the terms and conditions of this Agreement in such manner that would obviate the need for the Company’s board of directors to effect such Change of Recommendation.

(f) Notwithstanding the foregoing, prior to the Company Stockholder Meeting, the Company’s board of directors may, if the Company’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would be inconsistent with the fiduciary duties of the Company’s directors under applicable Law, approve or recommend a Superior Proposal; provided, that:

(i) the Company has provided to Parent at least three (3) Business Days prior written notice that it intends to take such action, which notice must specify the reasons for taking such action and, a written copy of the relevant proposed transaction agreements with the party making such potential Superior Proposal, the identity of such party and a summary description of the material terms and conditions of such potential Superior Proposal; and

(ii) Parent shall not have made a proposal that, if accepted, would be binding on Parent and that has not been withdrawn, within three (3) Business Days (during which period the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith regarding any proposal by Parent) after receipt of such notice from the Company, to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal. In the event of any revisions to the Superior Proposal (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Proposal), the Company shall be required to provide Parent with notice of such material amendment and there shall be a new two (2) Business Day period following such notification during which the Company shall negotiate with Parent and otherwise comply again with the requirements of this Section 6.3(f) and the board of directors of the Company shall not make a Change of Recommendation prior to the end of any such period as so extended.

(g) Nothing in this Agreement shall prohibit the board of directors of the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to the stockholders of the Company that the board of directors of the Company determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with directors’ fiduciary duties under applicable Law; provided, that any such disclosure referred to in clauses (i) or (ii) that relates to an Acquisition Proposal shall be deemed to be a Change of Recommendation unless (x) the board of directors of the Company expressly reaffirms the Board Recommendation in such disclosure or (y) such disclosure is a “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(b) promulgated under the Exchange Act; provided, further, that this Section 6.3(g) shall not be deemed to permit the Company’s board of directors to make a Change of Recommendation or to take any of the actions referred to in Section 6.3(e) or Section 6.3(f), except, in each case, to the extent expressly permitted by Section 6.3(e) or Section 6.3(f), as applicable.

Section 6.4 Employee Benefits.

(a) For the benefit of employees of the Company and its Subsidiaries employed as of the Effective Time (the “Employees”), for a period of 12 months following the Effective Time (or, if shorter, during an Employee’s period of employment or December 31, 2016), Parent agrees to provide or cause its Subsidiaries (including the Surviving Corporation) to provide (i) each Employee with (x) a base salary or wage rate and (y) aggregate incentive compensation opportunity that is no less favorable than the base salary or wage rate and aggregate incentive compensation opportunity in effect for such Employee immediately prior to the Effective Time (but without any requirement to provide comparability for any equity or cash awards granted in connection with or anticipation of the Merger or with any change of control or retention features or as new hire awards), and (ii) the Employees as a whole with employee benefits that, in the aggregate, are no less favorable than those in effect for the Employees on the date hereof (excluding any change in control or retention benefits, defined benefit plans, and post-employment welfare benefits). Notwithstanding the foregoing, nothing in this Agreement shall be interpreted as conferring, or intending to confer, on any Employee a right to continued employment with Parent, the Surviving Corporation or any of their Subsidiaries. This Section 6.4 shall not apply with respect to individuals covered by collective bargaining agreements or other collective representations, in which case the terms of the applicable collective bargaining agreement or collective representation shall apply, or (other than with respect to equity-based incentive compensation) with respect to individuals subject to non-United States law, in which case Parent agrees to comply with any applicable laws or employment agreements with respect to compensation and benefits.

(b) As of the Effective Time, Parent shall honor or cause to be honored, in accordance with their terms, all material Benefit Plans and material Foreign Benefit Plans.

(c) With respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or its Subsidiaries (including the Surviving Corporation) following the Effective Time and in which any of the Employees participate (the “Parent Plans”), and except to the extent necessary to avoid duplication of benefits, for purposes of determining eligibility to participate, vesting, service-based accrual rates of and entitlement to benefits (including without limitation severance plans and arrangements), service with the Company and its Subsidiaries (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent and its Subsidiaries. Each applicable Parent Plan shall take commercially reasonable steps to waive eligibility waiting periods and pre-existing condition limitations to the extent waived or not included under the corresponding Benefit Plan providing medical coverage, for purposes of the first plan year ending after the Closing Date. Parent agrees to take commercially reasonable steps to give or cause its Subsidiaries (including the Surviving Corporation) to give the Employees credit under the applicable Parent Plan (in the first such Parent Plan year ending after the Effective Time) for amounts paid prior to the Effective Time during the calendar year in which the Effective Time occurs under a corresponding Benefit Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.

(d) Prior to the Effective Time, Parent and the Company will in good faith discuss the development of retention programs in connection with the Employees continuing employment with the Surviving Corporation or Parent after the Effective Time.

(e) At least two (2) Business Days prior to the Effective Time, Parent shall have received evidence that the Company has terminated, if and to the extent requested by Parent, the Benefit Plan intended to comply with Section 401(k) of the Code (the “Company 401(k) Plan”) and any other Benefit Plan or other similar Contract maintained by the Company in each case as identified on Section 6.4(e) of the Company Disclosure Schedule, in a form and on terms and timing reasonably satisfactory to Parent (and, with respect to the Company 401(k) Plan, prospectively effective no later than the day before the Effective Time).

(f) The parties hereto acknowledge and agree that all provisions contained in this Section 6.4 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any direct or third party beneficiary right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof in any Benefit Plan, Foreign Benefit Plan or Parent Plans, or (ii) to continued employment with the Company and its Subsidiaries, Parent or the Surviving Corporation or their Subsidiaries. Notwithstanding anything in this Section 6.4 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Benefit Plan or Foreign Benefit Plan or any other employee benefit plans of the Company, any Company Subsidiary or Parent or prohibits Parent or any of its Subsidiaries, including the Surviving Corporation, from amending or terminating any employee benefit plan.

Section 6.5 Publicity. The initial press release by each of Parent and the Company with respect to the execution of this Agreement shall be approved by each of Parent and the Company. Thereafter, neither the Company nor Parent (nor any of their respective Affiliates) shall issue any other press release or make any other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior review and approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed), except as may be required by Law or by any listing agreement with a national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its commercially reasonable efforts to consult in good faith with the other party before making any such public announcements; provided, that the Company will not be required to obtain the prior approval of or consult with the other party in connection with any such press release or public announcement if (a) the Company’s board of directors has effected a Change of Recommendation pursuant to Section 6.3(e), (b) in connection with any such press release or public announcement pursuant to Section 6.3(f), or (c) such press release or public announcement consists solely of information previously disclosed in all material respects in a previously distributed press release or public announcement.

Section 6.6 Directors’ and Officers’ Insurance and Indemnification.

(a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of the Company or any of its present or former Subsidiaries (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted by Law and by the by-laws of the Company or any applicable Subsidiary, and Parent shall, and shall cause the Surviving Corporation to, promptly advance expenses as incurred to the fullest extent permitted by Law and the by-laws of the Company or any applicable Subsidiary. After the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor to the maximum extent permitted by applicable Law, all rights to exculpation or indemnification for acts or omissions occurring prior to the Effective Time existing as of the Effective Time in favor of directors and officers of the Company, its Subsidiaries or any of their predecessors in their capacity as officers or directors, and the heirs, executors, trustees, fiduciaries and administrators of such officer or director (each, a “D&O Indemnitee”), as provided in the Company’s or each of its Subsidiaries’ respective certificate of incorporation and by-laws (or comparable organizational or governing documents) or in any agreement, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms. After the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor such obligations to the maximum extent permitted by applicable Law. In addition, for a period of six (6) years following the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, cause the certificate of incorporation and by-laws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation or by-laws (or other similar organizational documents) of the Company and its Subsidiaries immediately prior to the Effective Time, and during such six (6) year period, such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by applicable Law.

(b) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies; provided, that in no event shall the Company pay, and in no event shall Parent or the Surviving Corporation be required to pay, an aggregate premium for any such insurance policy or policies in excess of 300% of the annual premium currently paid by the Company for such coverage (the “Maximum Amount”); provided, further, that if the annual premium of such policy exceeds the Maximum Amount, Parent shall cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost not exceeding such amount. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date of this Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies, or (ii) Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the D&O Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier, that is no less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage;

provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the annual premium currently paid by the Company for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. Section 6.6(b) of the Company Disclosure Schedule sets forth in reasonable detail a description of the Company’s D&O Insurance existing as of the date hereof, including the annual premium for such D&O Insurance.

(c) This Section 6.6 is intended to benefit the Indemnified Parties and the D&O Indemnitees, and shall be enforceable by, each Indemnified Party or D&O Indemnitee, his or her heirs and his or her representatives.

(d) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger, or (ii) transfers or conveys a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of Parent or the Surviving Corporation, or their respective successors or assigns, as the case may be, assume the obligations set forth in this Section 6.6.

Section 6.7 Company Stockholder Meeting; Proxy Statement.

(a) The Company shall take all action necessary in accordance with applicable Law, its organizational documents and Nasdaq Rules to call, give notice of, convene and hold a special meeting of its stockholders (including any adjournment or postponement thereof, the “Company Stockholder Meeting”), as soon as reasonably practicable following the date hereof for the purpose of obtaining the Company Stockholder Approval; provided that the Company may postpone or adjourn the Company Stockholder Meeting only if and to the extent the Company’s board of directors or any committee thereof determines in good faith, after consultation with its outside legal counsel and Parent, that (i) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a written request from the SEC or its staff and the Company uses its commercially reasonable efforts to hold or resume the Company Stockholder Meeting as soon as practical, (ii) it is required by applicable Law to postpone or adjourn the Company Stockholder Meeting to give its stockholders sufficient time to evaluate any information or disclosure that the Company has sent to its stockholders;, (iii) the Company reasonably believes that it will not have enough shares of Common Stock represented to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or (iv) the Company reasonably believes that it will not obtain the Company Stockholder Approval; provided, further that (x) nothing in clauses (ii), (iii) or (iv) shall permit any postponement or adjournment to a date on or after ten (10) Business Days prior to the Termination Date and (y) subject to the foregoing clause (x), the Company shall be permitted to postpone or adjourn the Company Stockholder Meeting pursuant to clause (iv) only once and only for up to fifteen (15) Business Days.

(b) The Company shall, as promptly as practicable after the date of this Agreement, (i) prepare and file with the SEC a preliminary proxy statement relating to the Merger and this Agreement (the “Proxy Statement”) (it being understood that the Company shall use its reasonable best efforts to file the Proxy Statement with the SEC within 5 Business Days after the date of this Amended and Restated Merger Agreement) and (ii) furnish the information required to be provided to the stockholders of the Company pursuant to the Exchange Act. Parent will provide the Company with any information reasonably requested in order to effectuate the preparation and filing of the Proxy Statement pursuant to this Section 6.7. The Company will use its reasonable best efforts to (i) respond to and resolve as promptly as reasonably practicable to any comments from the SEC, and (ii) cause the Proxy Statement to be cleared with the SEC. The Company will notify Parent promptly upon the receipt of any oral or written comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Proxy Statement (and shall promptly provide to Parent copies of any such written comments and summaries of any such oral comments), and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or any other filing with the SEC in connection with the transactions contemplated by this Agreement or for additional or supplemental information in connection therewith. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Company will promptly inform Parent of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of the Company, such amendment or supplement. Each party shall cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on the Proxy Statement, any amendment or supplement to the Proxy Statement or any other filing with the SEC relating to the transactions contemplated by this Agreement prior to filing such with the SEC, and the Company shall consider in good faith all comments reasonably proposed by Parent. The Company will provide Parent with a copy of all such filings made with the SEC. The Proxy Statement shall include the Board Recommendation (unless there has been a Change of Recommendation pursuant to Section 6.3(e) or Section 6.3(f)). At the earliest practical time (and in any event within five (5) Business Days) following the later of (x) receipt and resolution of any comments from the SEC on the Proxy Statement and (y) the expiration of any applicable waiting periods under the Exchange Act, the Company shall file definitive proxy materials (including the Proxy Statement) with the SEC and cause the definitive Proxy Statement to be mailed to the holders of the Company’s Common Stock.

(c) The Company agrees that none of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement or any amendment thereof or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Company Stockholder Meeting any fact or event relating to the Company or any of its Affiliates which should be set forth in an amendment or supplement to the Proxy Statement should be discovered by the Company or should occur, the Company shall, promptly after becoming aware thereof, inform Parent of such fact or event. Notwithstanding the forgoing, no representation, warranty or covenant is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub for inclusion or incorporation by reference therein. The Company agrees that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(d) Each of Parent and Sub agrees that none of the information supplied in writing or to be supplied by or on behalf of Parent or Sub for inclusion or incorporation by reference in the Proxy Statement, will at the time the Proxy Statement or any amendment thereof or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Company Stockholder Meeting any fact or event relating to Parent or Sub or any of their Affiliates which should be set forth in an amendment or supplement to the Proxy Statement should be discovered by Parent or should occur, Parent shall, promptly after becoming aware thereof, inform the Company of such fact or event. Notwithstanding the forgoing, no representation, warranty or covenant is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 6.8 Reasonable Best Efforts.

(a) Notwithstanding anything in this Agreement to the contrary, the parties hereto agree to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and to make all other filings required by, or advisable under, applicable foreign Antitrust Laws (collectively, “Foreign Antitrust Approvals”) with respect to the transactions contemplated hereby as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided, that the submission or filing (i) of a Notification and Report Form pursuant to the HSR Act will be made within ten (10) Business Days of the date of this Agreement, and (ii) for applicable foreign Antitrust Laws shall be submitted by the parties with the relevant notification forms, or a draft thereof, for jurisdictions where submission of a draft prior to formal notification is appropriate, within forty-five (45) calendar days of the date of this Agreement; provided, further that, in the case of clause (ii), if a party is not prepared to file any such submission or filing within such period, such party’s senior executives shall discuss the reasons for the failure to meet such submission or filing deadlines with the senior executives from the other party) and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other filings required or advisable in connection with the Foreign Antitrust Approvals or any other Antitrust Law. Parent shall be entitled to direct the antitrust defense of the transaction contemplated by this Agreement in any investigation or litigation by, or negotiations with, any Governmental Entity or other person relating to the Merger or regulatory filings under applicable Antitrust Laws, provided that Parent shall consult with, and consider in good faith the views of, the Company throughout the antitrust defense of the transaction contemplated by this Agreement, including by providing the Company with reasonable opportunity to evaluate, as promptly as practicable, steps to be taken in pursuit of such defense. The Company shall not make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Parent. The Company shall use its reasonable best efforts to provide full and effective support of Parent in all material respects in all such investigations, litigation, negotiations and discussions to the extent requested by Parent. Without limiting the foregoing, the parties shall provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any such Antitrust Laws. The parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Entity relating to any Antitrust Laws, (ii) give each other an opportunity to participate in each of such meetings, (iii) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Entity relating to any Antitrust Laws, (iv) if any Governmental Entity initiates a substantive oral communication regarding any Antitrust Laws, promptly notify the other party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Entity regarding any Antitrust Laws, and (vi) provide each other with copies of all written communications to or from any Governmental Entity relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate. Notwithstanding anything in this Agreement to the contrary, and without limiting Parent’s right to direct the antitrust defense of the transaction contemplated by this Agreement, each of the Company and Parent agrees, and shall cause each of its Subsidiaries, to use reasonable best efforts to obtain any consents, clearances or approvals required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition (collectively “Antitrust Laws”), to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate each and every impediment under applicable Antitrust Laws asserted by any Governmental Entity, in each case, to cause the Merger and the other transactions contemplated hereby to occur prior to the Termination Date, including but not limited to promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Entity, (y) if necessary to obtain clearance by any Governmental Entity before the Termination Date, offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, rights, products or businesses of the Company and its Subsidiaries and any other restrictions on the activities of the Company and its Subsidiaries (but not, in each case, of Parent or any of its Subsidiaries other than the Company and its Subsidiaries), and (z) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby, and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

(b) Subject to the terms hereof, and except with regard to the Antitrust Laws which shall be governed by Section 6.8(a), the Company, Parent and Sub shall, and Parent and the Company shall cause their respective Subsidiaries to, each use their reasonable best efforts to:

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as reasonably practicable;

(ii) obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders, and send any notices, in each case, which are required to be obtained, made or sent by such party or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; provided, that in connection therewith none of Parent, Sub, the Company or their respective Subsidiaries will be required to make or agree to make any material payment or accept any material conditions or obligations, including amendments to existing conditions and obligations;

(iii) as promptly as practicable, make all necessary filings and notifications, and thereafter make any other required submissions and applications with respect to this Agreement and the Merger required under any applicable statute, law, rule or regulation; and

(iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

The Company and Parent shall cooperate with each other in connection with the making of all such filings, submissions, applications and requests. The Company and Parent shall each use their reasonable best efforts to furnish to each other (on an outside counsel basis if appropriate) all information required for any filing, submission, application or request to be made pursuant to the rules and regulations of any applicable statute, law, rule or regulation in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Parent and the Company agree that nothing contained in this Section 6.8(b) shall modify, limit or otherwise affect their respective rights and responsibilities under Section 6.8(a).

Section 6.9 ESPP. The ESPP shall continue to be operated in accordance with its terms and past practice, provided, that if the Closing is expected to occur prior to the end of an Offering Period (as defined in the ESPP) (“Offering Period”), the Company shall take action to provide for an earlier Exercise Date (as defined in the ESPP) in accordance with Section 19 of the ESPP. Such earlier Exercise Date (the “New Exercise Date”) shall be as reasonably close to the Closing Date as is administratively practicable, and the Company shall notify each participant in writing at least fifteen (15) days prior to the earlier Exercise Date that the Exercise Date for his or her option (including for purposes of determining the Purchase Price (as defined in the ESPP) of such option) has been changed to the New Exercise Date, and that his or her option will be exercised automatically on the New Exercise Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 11 of the ESPP. The Company will not begin an Offering Period after the date of this Agreement.

Section 6.10 Section 16 Matters. Prior to the Effective Time, the board of directors of the Company, or an appropriate committee of non-employee directors, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition of Company Common Stock, Company Stock Options, Company Performance Restricted Stock Units and Company Restricted Stock Units pursuant to this Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act shall be an exempt transaction for purposes of Section 16 of the Exchange Act. Prior to the Effective Time, the board of directors of Parent, or an appropriate committee of non-employee directors, shall adopt a resolution consistent with the interpretative guidance of the SEC so that the acquisition of Converted Parent Options, Converted PRSUs and Converted RSUs pursuant to this Agreement by any officer or director of the Company who may become a covered person for purposes of Section 16 of the Exchange Act shall be an exempt transaction for purposes of Section 16 of the Exchange Act.

Section 6.11 Filing of Form S-8. Parent agrees to file no later than ten (10) Business Days after the Effective Time a registration statement on Form S-8 (or any successor form) with respect to the shares of Parent Common Stock issuable with respect to Converted PRSUs, Converted RSUs and Converted Parent Options and shall use all reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Converted PRSUs, Converted RSUs and Converted Parent Options assumed in accordance with this Agreement remain outstanding. Parent shall at times ensure that there will remain a sufficient amount of unissued shares of Parent Common Stock to meet its share issuance obligations in connection with the Company Performance Restricted Stock Units, Company Restricted Stock Units and Company Stock Options. Parent shall also use its reasonable best efforts to take any action required to be taken by it under any applicable state securities laws in connection with the conversion of the Company Stock Options into Converted Parent Options, the conversion of the Company Restricted Stock Units into Converted RSUs and the conversion of the Company Performance Restricted Stock Units into Converted PRSUs, and the Company shall furnish to Parent any information concerning the Company and holders of the Company Stock Options, Company Restricted Stock Units, and the Company Performance Restricted Stock Units as may be reasonably requested by Parent in connection with any such action. Parent shall take all action necessary to cause the shares of Parent Common Stock to be issuable upon the exercise of Company Stock Options, or vesting of the Company Restricted Stock Units and the Company Performance Restricted Stock Units, to be approved for listing on Nasdaq at or prior to the Effective Time.

Section 6.12 Notification of Certain Matters. The Company shall promptly notify Parent in writing, and Parent shall promptly notify the Company in writing, of: (a) any written communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the

Merger and the transactions contemplated hereby, (b) any written communication from any Governmental Entity in connection with the Merger and the transactions contemplated hereby (other than such communications contemplated by Section 6.8, which shall be governed by such Section) or (c) any actions, claims, investigations, suits or proceedings commenced or, to the Knowledge of the Company or Parent, as applicable, threatened against the Company or any of its Subsidiaries (in the case of the Company) or Parent or any of its Subsidiaries (in the case of Parent) that are related to the Merger and the transactions contemplated hereby (including any transaction litigation brought by a stockholder of the Company or Parent, as applicable). The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence, or non-occurrence of any event, which would be reasonably likely to cause (i) any representation or warranty of such party contained in this Agreement that is qualified as to materiality to not be true and accurate in any respect as if such representation or warranty were made at such time, or any such representation or warranty that is not so qualified to not be true and accurate in any material respect as if such representation were made at such time, or (ii) the Company or Parent, as applicable, to fail to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall be deemed to cure any breach or otherwise affect the representations, warranties, covenants or agreements of the Company or the conditions to the obligations of the parties hereunder.

Section 6.13 Financing.

(a) Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter pursuant to the terms thereof (including any “market flex” provisions) including using its reasonable best efforts to seek to enforce its rights under the Debt Commitment Letter in the event of a breach thereof by the financing provider(s) thereunder. Parent shall not, without the Company’s prior written consent, permit any amendment, supplement, replacement or modification to be made to, or any waiver of any provision under, the Debt Commitment Letter if such amendment, supplement, replacement, modification or waiver (A) reduces the aggregate amount of the cash proceeds from the Debt Financing or (B) imposes new or additional conditions to the initial funding or otherwise expands any of the conditions to the receipt of the Debt Financing, or otherwise expands, amends or modifies any other provision of the Debt Commitment Letter in a manner that would reasonably be expected to (x) delay or prevent the funding in full of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date, or (y) adversely affect the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements with respect thereto (provided, that Parent may amend the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities so long as such action would not reasonably be expected to delay or prevent the Closing). Parent shall promptly deliver to the Company true, complete and correct copies of any such amendment, modification or replacement.

(b) Parent shall, and shall cause its Affiliates and Representatives to, use its reasonable best efforts (A) to maintain in effect the Debt Commitment Letter (provided that the Debt Commitment Letter may be amended, supplemented, replaced, modified or waived as provided in this Section 6.13), (B) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter (the “Debt Financing Agreements”) on the terms and conditions that are not materially less favorable to Parent than those contained in the Debt Commitment Letter, (C) to satisfy on a timely basis (or obtain the waiver of), and in a manner that will not impede the ability of the parties to consummate the Merger, all conditions to receipt of the full amount of the Debt Financing at the Closing set forth therein that are within its control or subject to its influence and, upon satisfaction of the conditions set forth in the Debt Commitment Letter, to consummate the Debt Financing at or prior to the Closing, (D) to comply with its obligations under the Debt Commitment Letter, and (E) to consummate the Debt Financing at or prior to the Effective Time. In the event that all conditions precedent expressly set forth in the Debt Commitment Letter have been or, upon funding of the Debt Financing will be, satisfied, Parent and Sub shall use their reasonable best efforts to enforce their rights under, and cause the Financing Sources, lenders and the other persons providing or committing to provide the Debt Financing to comply with their obligations under the Debt Commitment Letter and definitive financing agreements and to fund on or before the Effective Time the Debt Financing. Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing, and, promptly following request by the Company, provide to the Company copies of all executed Debt Financing Agreements.

(c) Without limiting the foregoing, Parent agrees to notify the Company promptly, and in any event within two (2) Business Days, if at any time prior to the Closing Date (i) the Debt Commitment Letter is terminated for any reason, (ii) Parent becomes aware of any breach or default (A) by any Financing Source party to the Debt Commitment Letter or any Debt Financing Agreement or (B) any other party to the Debt Commitment Letter or any Debt Financing Agreement if, in the case of this clause (B), such breach or default would reasonably be expected to affect the availability of the Debt Financing or (iii) a counterparty indicates in writing or orally that it will not provide, or it refuses to provide, all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms set forth therein. Parent shall promptly provide any information reasonably requested by the Company relating to any circumstances referred to in this Section 6.13(c). Parent shall not, nor shall it permit any of its Affiliates to, without the prior written consent of the Company, take any action or enter into any transaction that would reasonably be expected to materially impair, delay or prevent consummation of all or any portion of the Debt Financing.

(d) Parent shall have the right to substitute the net cash proceeds received by Parent after the date hereof and prior to the Closing from consummated offerings or other incurrences of debt (including notes) by Parent for all or any portion of the Debt Financing by reducing commitments under the Debt Commitment Letter; provided that (v) such offering or other incurrence of debt does not result in a breach or default under, or violation of, the Debt Commitment Letter, (w) the aggregate amount of the Debt Financing committed under the Debt Commitment Letter following such reduction, together with other cash and cash equivalents available to Parent, is sufficient to pay all amounts required to be paid in connection with the transactions contemplated by this Agreement, (x) the proceeds of such debt offerings or other incurrences have been received by Parent in cash, (y) Parent promptly notifies the Company of such substitution and reduction and (z) true, correct and complete copies of each material amendment or modification to the Debt Commitment Letter relating thereto will be promptly provided to the Company. If commitments under the Debt

Commitment Letter have been reduced to zero in connection with the preceding sentence, the obligations of the Company and its Subsidiaries pursuant to Section 6.14 shall no longer be in effect. Further, Parent shall have the right to substitute commitments in respect of other financings for all or any portion of the Debt Financing from the same and/or alternative financing sources so long as the aggregate amount of the Debt Financing, together with other cash and cash equivalents available to Parent, is sufficient to pay all amounts required to be paid in connection with the transactions contemplated by this Agreement and all conditions precedent to funding of such financing are, in respect of certainty of funding, equivalent to (or more favorable to the Company than) the conditions precedent set forth in the Debt Commitment Letter, to supplement or replace the Debt Financing (“Alternative Debt Financing”). True, correct and complete copies of each alternative financing commitment in respect of such Alternative Debt Financing (each, a “New Debt Commitment Letter”), together with all related fee letters and associated engagement letters (solely in the case of the fee letter, with only the fee amounts, pricing, “market flex” provisions and other economic terms that do not adversely affect the enforceability, availability or conditionality of, or the aggregate amount of proceeds available under, the Debt Financing contained therein redacted), will be promptly provided to the Company. In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter which is not superseded by a New Debt Commitment Letter at the time in question and each New Debt Commitment Letter to the extent then in effect, and (iii) any reference in this Agreement to “fee letter” shall be deemed to include any fee letter relating to the Debt Commitment Letter that is not superseded by any New Debt Commitment Letter at the time in question and each New Debt Commitment Letter to the extent then in effect.

(e) On the Closing Date, Parent shall provide all funds required to effect the repayment of all indebtedness under the Company Credit Agreement in full in accordance with the Company Credit Agreement, subject to compliance with Section 6.14(a)(iii).

(f) Notwithstanding anything to the contrary contained herein, Parent’s obligations hereunder are not subject to a condition regarding Parent’s or any of its Affiliates’ obtaining funds to consummate the Merger and the transactions contemplated by this Agreement.

Section 6.14 Financing Cooperation. (a) Subject to 6.14(b) and (c), prior to the Closing, the Company shall use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Subsidiaries and their officers, employees, consultants and advisors, including legal and accounting advisors to, provide, at Parent’s sole cost and expense, to Parent all cooperation as may be reasonably requested by Parent in connection with the Debt Financing, including (i) participation by senior management in a reasonable number of meetings, presentations, and due diligence sessions at times and locations mutually agreed and reasonably coordinated in advance thereof as contemplated by the Debt Commitment Letter, (ii) reasonably assisting with the preparation of materials (to the extent relating to the Company and its Subsidiaries) for rating agency presentations, bank information memoranda, lender presentations, and similar marketing documents to be used in connection with the Debt Financing, including such information and data related to the Company and its Subsidiaries as is reasonably required by Parent for Parent to produce the financial statements and information identified in paragraphs 4 and 5 of Exhibit C of the Debt Commitment Letter and (iii) obtaining customary payoff letters, lien terminations and instruments of discharge in respect of the payoff, discharge and termination on the Closing Date of all obligations under the Company Credit Agreement, including releases of liens relating thereto, in each case as reasonably requested by Parent.

(b) Notwithstanding anything in this Agreement to the contrary, (x) neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action to the extent it would (1) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries (2) require the Company or any of its Subsidiaries or any of their respective Affiliates to pay (or agree to pay) any fees, or reimburse any expenses prior to the Closing for which it is not promptly reimbursed, or otherwise incur any other obligations or give any indemnities prior to the Closing that are not contingent on the Closing, (3) cause any representation or warranty or covenant in this Agreement to be breached by the Company or any of its Subsidiaries, (4) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability, (5) conflict with the organizational documents of the Company or any of its Subsidiaries or any Laws, (6) result in the contravention or breach of, or default under, any Material Contract, (7) provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, or (8) prepare separate financial statements for any Subsidiary of the Company or change any fiscal period; or (y) none of the Company, any of its Subsidiaries or any of their respective directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Debt Financing; provided that this clause (y) shall not prohibit the adoption or execution of any resolutions or consents effective no earlier than the Closing Date by any persons that shall remain or will become officers or directors of the Company or any of its Subsidiaries as of the Effective Time; and (z) any documentation executed by the Company of any of its Subsidiaries shall not become effective until the Effective Time. Parent shall (1) promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including attorney’s fees) incurred by the Company or any of its Subsidiaries and their respective Representatives, as applicable, in connection with the Debt Financing and providing the assistance contemplated by this Section 6.14 and (2) indemnify and hold harmless the Company and its Subsidiaries and its and their respective Representatives (collectively, the “Financing Indemnitees”) from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorney’s fees), awards, judgments and penalties suffered or incurred by any of them in connection with the Debt Financing and any information used in connection therewith or providing the assistance contemplated by this Section 6.14, in each case other than to the extent any of the foregoing arises from the fraud, intentional misrepresentation or willful misconduct of such Financing Indemnitee, as finally determined by a court of competent jurisdiction (the obligations of Parent in this clause (2), the “Financing Cooperation Indemnity”). The Financing Cooperation Indemnity shall survive the consummation of the Merger and any termination of this Agreement.

(c) All non-public or otherwise confidential information regarding the Company or any of its Affiliates and Subsidiaries obtained by Parent or its Affiliates or Representatives pursuant to this Section 6.14 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 6.15 Transaction Litigation. Subject to applicable Law, other than with respect to any litigation where Parent is adverse to the Company, the Company will give Parent the reasonable opportunity, at Parent’s sole cost and expense, to participate, subject to a customary joint defense agreement, in (but not control) the defense of any action, claim, suit or proceeding against the Company or its directors or officers relating to the Merger and the transactions contemplated hereby, and no such settlement will be agreed to or offered without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that Parent shall not be obligated to consent to any settlement (i) which does not include full release of Parent and its Affiliates or which imposes an injunction or other equitable relief upon Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation), or (ii) that would result in the payment by Parent, the Company or any Subsidiary thereof of any amount in excess of the retention or deductible under any applicable insurance policy of the Company. Subject to applicable Law, other than with respect to any litigation where the Company is adverse to Parent, Parent will give the Company the reasonable opportunity, at the Company’s sole cost and expense, to participate, subject to a customary joint defense agreement, in (but not control) the defense or settlement of any action, claim, suit or proceeding against Parent or its directors or officers relating to the Merger and the transactions contemplated hereby. Prior to the consummation of the Merger, without the prior written consent of the Company, Parent shall not settle any action, claim, suit or proceeding related to the Merger and the transactions contemplated hereby unless such settlement provides a full and unconditional release for the Company and each officer and director of the Company party to such litigation. Each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any litigation contemplated by this Section 6.15. The parties acknowledge that this Section 6.15 in no way limits the parties’ obligations under Section 6.8.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, on the one hand, and Parent and Sub, on the other hand, to consummate the Merger are subject to the satisfaction (or waiver by the Company, Parent and Sub, if permissible under applicable Law) of the following conditions:

(a) the Company Stockholder Approval shall have been obtained;

(b) no Governmental Entity having jurisdiction over the Company, Parent or Sub shall have issued an order, decree or ruling or taken any other material action enjoining or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by this Agreement; provided, that any order, decree or ruling with respect to foreign Antitrust Laws other than those set forth on Section 7.1(c) of the Company Disclosure Schedule shall be disregarded for purposes of this Section 7.1(b); and

(c) the waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or otherwise been terminated, and all consents, approvals or clearances set forth on Section 7.1(c) of the Company Disclosure Schedule shall have been obtained.

Section 7.2 Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to consummate the Merger are subject to the satisfaction (or waiver by Parent and Sub) of the following further conditions:

(a) each of the representations and warranties of the Company (i) set forth in Section 4.2(a) shall be true and correct except for inaccuracies that have not had and would not reasonably be expected to, individually or in the aggregate, result in more than a de minimis increase in the aggregate consideration payable by Parent and Sub pursuant to this Agreement, as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period, in which event such representation or warranty shall be so true and correct only as of such particular date or with respect to such specific period), (ii) set forth in Section 4.1(a), Section 4.3, Section 4.20, Section 4.21 and Section 4.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all material respects only as of such particular date or with respect to such specific period), (iii) set forth in Section 4.7(i) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (excluding, however, clause (b) of the definition of Company Material Adverse Effect for the purposes of this clause (iii)), and (iv) set forth in this Agreement, other than those Sections specifically identified in clauses (i), (ii) and (iii) of this Section 7.2(a), shall be true and correct as of the date of this Agreement and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be true and correct only as of such particular date or with respect to such specific period), except, in the case of this clause (iv), where the failure to be so true and correct (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or similar qualifications as set forth therein) would not, either individually or in the aggregate, have a Company Material Adverse Effect;

(b) the Company shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing;

(c) Parent shall have received a certificate signed by an authorized officer of the Company, dated as of the Closing Date, to the effect that, to the knowledge of such officer, the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied; and

(d) since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

Section 7.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company) of the following further conditions:

(a) each of the representations and warranties of Parent and the Sub (i) set forth in Section 5.1(a), Section 5.2, Section 5.5 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all material respects only as of such particular date or with respect to such specific period), and (ii) set forth in this Agreement, other than those Sections specifically identified in clause (i) of this Section 7.3(a), shall be true and correct as of the date of this Agreement and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be true and correct only as of such particular date or with respect to such specific period), except, in the case of this clause (ii), where the failure to be so true and correct (without giving effect to any limitation as to “materiality”, “Parent Material Adverse Effect” or similar qualifications as set forth therein) would not, either individually or in the aggregate, have a Parent Material Adverse Effect;

(b) each of Parent and Sub shall have performed in all material respects all of the respective obligations hereunder required to be performed by Parent or Sub, as the case may be, at or prior to the Closing; and

(c) the Company shall have received a certificate signed by an authorized officer of Parent, dated as of the Closing Date, to the effect that, to the knowledge of such officer, the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated by this Agreement or terminating this Agreement and abandoning the Merger and the other transactions contemplated hereby, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by a material breach of this Agreement by such party, or in the case of Parent or Sub, by either Parent or Sub.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger shall not have occurred at or prior to 11:59 p.m. (New York City Time) on July 6, 2016 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose material breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or prior to such date; provided further, however, that if the conditions set forth in Section 7.1(b) or Section 7.1(c) shall not have been satisfied or waived as of the Termination Date, then the Company or Parent may extend the Termination Date to October 5, 2016, by providing the other party written notice of such extension on or before the Termination Date as determined without such extension;

(ii) if any Governmental Entity having jurisdiction over the Company, Parent or Sub shall have issued an order, decree or ruling or taken any other action, in each case, such that the condition set forth in Section 7.1(b) would not be satisfied, and such order, decree, ruling or other action shall have become final and non-appealable, unless (x) the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) has materially breached its obligations under Section 6.8(a), or (y) Parent or Sub is seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) and the Governmental Entity action is a result of Parent or Sub being in breach of any representation or warranty such that the conditions set forth in Section 7.3(a) would not be satisfied (assuming that the date of such determination is the Closing Date); or

(iii) if the Company Stockholder Meeting shall have concluded without the Company Stockholder Approval having been obtained in accordance with the DGCL and the certificate of incorporation and by-laws of the Company; provided, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(iii) if the failure to obtain such Company Stockholder Approval results from a material breach of this Agreement by such party at or prior to the Effective Time; or

(c) by the Company:

(i) upon a breach of any covenant or agreement on the part of Parent or Sub, or if any representation or warranty of Parent or Sub shall be untrue, in any case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied (assuming that the date of such determination is the Closing Date); provided, that if such breach is reasonably capable of being cured by Parent and Sub through the exercise of their reasonable best efforts during the forty-five (45) day period following notification by the Company to Parent of such breach or inaccuracy and Parent and Sub continue to exercise such reasonable best efforts, the Company may not terminate this Agreement under this Section 8.1(c)(i) prior to the expiration of such period; provided further that the right to terminate this Agreement under this

Section 8.1(c)(i) shall not be available to the Company if it has failed to perform in any material respect any of its obligations under or in connection with this Agreement or is in breach of any representation or warranty such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied (assuming that the date of such determination is the Closing Date);

(ii) prior to the receipt of the Company Stockholder Approval, if all of the following occur: (A) the Company shall have received a Superior Proposal; (B) the Company shall have complied in all material respects with its obligations under Section 6.3 in order to accept a Superior Proposal in compliance with Section 6.3; (C) the board of directors of the Company approves, and the Company substantially concurrently with the termination of this Agreement, enters into, a definitive agreement with respect to such Superior Proposal; and (D) prior to or substantially concurrently with such termination, the Company pays to the Parent the amounts contemplated by Section 8.2(b); or

(d) by Parent:

(i) upon a breach of any covenant or agreement on the part of the Company, or if any representation or warranty of the Company shall be untrue, in any case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied (assuming that the date of such determination is the Closing Date); provided, that if such breach is reasonably capable of being cured by the Company through the exercise of its reasonable best efforts during the forty-five (45) day period following notification by Parent to the Company of such breach or inaccuracy and the Company continues to exercise such reasonable best efforts, Parent may not terminate this Agreement under this Section 8.1(d)(i) prior to the expiration of such period; provided, further, that the right to terminate this Agreement under this Section 8.1(d)(i) shall not be available to Parent if it has failed to perform in any material respect any of its obligations under or in connection with this Agreement or is in breach of any representation or warranty such that the conditions set forth in Section 7.2(a) or Section 7.3(b) would not be satisfied (assuming that the date of such determination is the Closing Date); or

(ii) prior to the receipt of the Company Stockholder Approval, if either of the following occur: (A) if a Change of Recommendation shall have occurred or been otherwise publicly disclosed, or (B) the Company shall have committed a Knowing and Intentional Breach of its obligations under Section 6.3.

Section 8.2 Effect of Termination.

(a) In the event of the termination of this Agreement in accordance with Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made (other than in the case of termination pursuant to Section 8.1(a)), and this Agreement shall forthwith become null and void, and there shall be no damages or liability on the part of Parent, Sub or the Company or their respective directors, officers, employees, stockholders, Representatives, agents or advisors other than, with respect to Parent, Sub and the Company, the obligations pursuant to the Confidentiality Agreement, this Section 8.2, and Article IX. Nothing contained in this Section 8.2 shall relieve Parent, Sub or the Company from liability for fraud or a Knowing and Intentional Breach of this Agreement and, if it shall be judicially determined that termination of this Agreement was caused by fraud or a Knowing and Intentional Breach, then, in addition to other remedies at law or equity for such fraud or Knowing and Intentional breach, the party so found to have committed fraud or Knowingly and Intentionally breached this Agreement shall indemnify, hold harmless and reimburse the other parties for their respective reasonable out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors, and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation and stockholders’ meetings and consents.

(b) If, but only if,

(i) this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or by Parent pursuant to Section 8.1(d)(ii), or

(ii) (A) this Agreement is terminated by either Parent or the Company (1) pursuant to Section 8.1(b)(i) (but only if at such time Parent would not be prohibited from terminating this Agreement by the first proviso in Section 8.1(b)(i)) without a vote of the Company’s stockholders being taken, or (2) pursuant to Section 8.1(b)(iii), (B) there has been received after the date of this Agreement and not withdrawn or publicly disclosed prior to the termination of this Agreement in the case of clause (A)(1) or there has been publicly disclosed for the first time after the date of this Agreement and prior to the time of the Company Stockholder Meeting in the case of clause (A)(2), an Acquisition Proposal and (C) within twelve (12) months after such termination, either (1) the Company enters into a definitive agreement with respect to a Qualifying Transaction, which is subsequently consummated, or (2) a Qualifying Transaction is consummated, then the Company shall pay to Parent a termination fee of eighty-eight million, five-hundred thousand dollars ($88,500,000) in cash,

(x) concurrently with any termination pursuant to Section 8.1(c)(ii);

(y) within three (3) Business Days following any termination pursuant to Section 8.1(d)(ii); and

(z) within three (3) Business Days after the consummation of a Qualifying Transaction following a termination of this Agreement under the circumstances set forth in Section 8.2(b)(ii);

it being understood that in no event shall the Company be required to pay the fee referred to in this Section 8.2(b) on more than one occasion. Upon payment of such fee, the Company shall have no further liability to Parent or Sub with respect to this Agreement or the transactions contemplated hereby, provided, that nothing herein shall release any party from liability for fraud or a Knowing and Intentional Breach of this Agreement. All payments contemplated by this Section 8.2(b) shall be made by wire transfer of immediately available funds to an account designated by Parent and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes. If the Company fails to timely pay any amount due pursuant to this Section 8.2, or any portion thereof, (i) such amount or portion shall accrue interest from the date such payment was required to be made through the date of payment at the Prime Rate in effect on the date such payment was required to be made plus five percent (5%) and (ii) the Company shall pay to Parent or Sub its out-of-pocket costs and expenses (including attorneys’ fees) in connection with any suit that results in a judgment against the Company in respect of the amount set forth in Section 8.2 or any portion thereof.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company and Parent contemplated hereby, by written agreement signed by each of the parties hereto as approved by action taken by each of their respective boards of directors, at any time prior to the Closing Date with respect to any of the terms contained herein; provided, that Sections 9.6, 9.8, 9.9, 9.11, 9.16 and this Section 9.1 (to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any respect to the Financing Sources without the prior written consent of the adversely affected Financing Sources; provided further, that, after the approval of this Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the Merger Consideration or adversely affect the rights of the Company stockholders hereunder without the approval of such stockholders.

Section 9.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement. This Section 9.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time or the termination of this Agreement.

Section 9.3 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed e-mail transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows:

(a)	if to Parent or Sub, to:

Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
	Email:	mark.tremallo@skyworksinc.com
	Attention:	Mark V.B Tremallo

with a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
	Email:	mark.borden@wilmerhale.com
jay.bothwick@wilmerhale.com
joseph.conahan@wilmerhale.com
	Attention:	Mark G. Borden
Jay E. Bothwick
Joseph B. Conahan

(b)	if to the Company, to:

PMC-Sierra, Inc.
1380 Bordeaux Drive
Sunnyvale, CA 94089
	Email:	Alinka.Flaminia@pmcs.com
	Attention:	Alinka Flaminia

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
California 94301
	Email:	kenton.king@skadden.com
amr.razzak@skadden.com
	Attention:	Kenton King
Amr Razzak

or to such other address (i.e., e-mail address) for a party as shall be specified in a notice given in accordance with this Section 9.3; provided, that any notice received by email transmission or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided further that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.3 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.3.

Section 9.4 Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. Information disclosed in one section or subsection of the Company Disclosure Schedule or Parent Disclosure Schedule shall be deemed to be included in each other section or subsection of such Company Disclosure Schedule or Parent Disclosure Schedule to which the relevance of such information would be reasonably apparent on the face thereof without further inquiry. The inclusion of any item in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. References to “$”, “dollar”, or “dollars” are to the lawful currency of the United States. References to “ordinary course of business,” when used with respect to a party’s business, means the ordinary course of such party’s business, consistent with past practice, including with respect to frequency and amount.

Section 9.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.6 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Company Disclosure Schedule, Parent Disclosure Schedule and the exhibits and instruments referred to herein) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (b) are not intended to confer upon any Person or any of their respective successors and permitted assigns, other than the parties hereto, any rights, benefits, remedies, obligations or liabilities hereunder or to otherwise create any third-party beneficiary hereto, except for (i) prior to the Effective Time or earlier termination of this Agreement, the rights of Company stockholders to pursue claims for damages based on loss of the economic benefits of the transaction to the stockholders of the Company in the event of Parent’s or Sub’s fraud or Knowing and Intentional Breach of this Agreement, which right is hereby acknowledged and agreed by Parent and Sub, and (ii) from and after the Effective Time, as provided in this Section 9.6 and in Section 6.6 (which is intended for the benefit of the Indemnified Parties and the D&O Indemnitees) and in Section 6.14 (which is intended for the benefit of the Financing Indemnitees); provided, that each of the Financing Sources shall be express third party beneficiaries of the first proviso in Section 9.1 (Amendment and Modification), Section 9.8(b) (Governing Law), Section 9.9(b) (Jurisdiction), Section 9.11(b) (Specific Performance; Remedies), Section 9.16 (Waiver of Jury Trial) and this proviso in this Section 9.6, each of such Sections shall expressly inure to the benefit of the Financing Sources and each of the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections. The rights granted pursuant to the foregoing clause (i) of this Section 9.6 shall be enforceable on behalf of the stockholders of the Company only by the Company in its sole and absolute discretion, as agent for the stockholders of the Company, it being understood and agreed that any and all interests in any claims arising therefrom shall attach to such shares of Company Common Stock and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to the holders of shares of Company Common Stock of record as of any date determined by the Company or (B) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.

Section 9.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 9.8 Governing Law. (a) This Agreement and all litigation, claims, actions, suits, hearings or proceedings (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or the actions of Parent, Sub or the Company in the negotiation, administration, performance and enforcement hereof or thereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Notwithstanding anything to the contrary contained herein, any and all claims or causes of action (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to the Debt Financing (including any claim, controversy or dispute against or involving any Financing Source, including their respective successors and permitted assigns) shall be governed by and construed in accordance with the laws of the State of New York (except as otherwise provided in the Debt Commitment Letter), without giving effect to any choice of law or conflicts of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York; provided, that, notwithstanding the foregoing, it is understood and agreed that any proceeding with respect to the Debt Financing, any Financing Source or the Debt Commitment Letter involving (a) the interpretation of the definition of “Company Material Adverse Effect” (and whether or not a Company Material Adverse Effect has occurred), (b) the determination of the accuracy of any Specified Merger Agreement Representation (as defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof Parent and/or Sub have the right to terminate its obligations under this Agreement or decline to consummate the Merger and (c) the determination of whether the Merger has been consummated in accordance with the terms of this Agreement, in each case shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.9 Jurisdiction. (a) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery and any state appellate court therefrom declines to accept jurisdiction over a particular matter, any United States federal court located in the State of Delaware or any Delaware state court) in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery and any state appellate court therefrom declines to accept jurisdiction over a particular matter, any United States federal court located in the State of Delaware or any Delaware state court); provided, that each of the parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by any United States federal court located in the State of Delaware or any Delaware state court in any other court or jurisdiction.

(b) Notwithstanding the foregoing, none of the parties hereto will bring, or support, any action, cause of action, claim, cross-claim, counterclaim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, anywhere other than in (i) any New York State court sitting in the Borough of Manhattan or (ii) the United States District Court for the Southern District of New York.

Section 9.10 Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.9 in any such action or proceeding in connection with this Agreement or the transactions contemplated hereby by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.3. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.11 Specific Performance; Remedies. (a) The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the Merger, will cause irreparable injury to the non-breaching parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the granting of injunctive relief by any court of competent jurisdiction to prevent breaches of this Agreement, to enforce specifically the terms and provisions hereof, and to compel performance of such party’s obligations (including the taking of such actions as are required of such party to consummate the Merger), this being in addition to any other remedy to which any party is entitled under this Agreement. The parties further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy, and that such remedy shall be in addition to any other remedy to which a party is entitled at law or in equity.

(b) Notwithstanding anything to the contrary contained herein, no Company Related Party (other than Parent and Sub) shall have any rights or claims against any Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against any Company Related Party (other than Parent or Sub) in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following the Closing and the consummation of the Debt Financing, the foregoing will not limit any rights the Financing Sources have against the Company and its Subsidiaries under the Debt Commitment Letter.

Section 9.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the Parent and/or Sub may assign this Agreement to any direct or indirect wholly owned Subsidiary of Parent without the consent of the Company; provided that Parent and/or Sub, as the case may be, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any assignment in violation of this Section 9.12 shall be null and void.

Section 9.13 Expenses. All costs and expenses incurred in connection with the Merger, this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Merger or any of the other transactions contemplated hereby is consummated.

Section 9.14 Headings. Headings of the articles and sections of this Agreement and the table of contents, schedules and exhibits are for convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 9.15 Waivers. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.16 WAIVER OF JURY TRIAL. EACH OF PARENT, SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING, WITHOUT LIMITATION, THE DEBT FINANCING AND ANY RELATED COMMITMENT LETTER OR FEE LETTER RELATED THERETO) OR THE ACTIONS OF PARENT, SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH

PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.16.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Company, Parent and Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PMC-SIERRA, INC.

By:	/s/ Greg Lang
	Name:	Greg Lang
	Title:	President and Chief Executive Officer

SKYWORKS SOLUTIONS, INC.

By:	/s/ David J. Aldritch
	Name:	David J. Aldritch
	Title:	Chief Executive Officer

AMHERST ACQUISITION, INC.

By:	/s/ David J. Aldritch
	Name:	David J. Aldritch
	Title:	Chief Executive Officer

Index of Defined Terms

Acquisition Proposal	1.1
Affiliate	1.1
Agreement	Preamble
Amended and Restated Merger Agreement	Preamble
Antitrust Laws	6.8(a)
Benefit Plans	1.1
Book Entry Shares	1.1
Business Day	1.1
Capitalization and Operations of Sub	5.9
Certificate of Merger	2.2
Certificates	3.1(c)
Cleanup	1.1
Closing	2.3
Closing Date	2.3
Code	1.1
Company	Preamble
Company Balance Sheet	25
Company Balance Sheet Date	1.1
Company Common Stock	1.1
Company Credit Agreement	1.1
Company Disclosure Schedule	1.1
Company Equity Plans	1.1
Company Financial Statements	4.5(b)
Company License-In Agreements	4.12(b)
Company License-Out Agreements	4.12(b)
Company Material Adverse Effect	1.1
Company Performance Restricted Stock Unit	1.1
Company Products	1.1
Company Real Property	1.01(a)
Company Restricted Stock Unit	1.1
Company SEC Reports	4.5(a)
Company Special Shares	3.6
Company Stock Option	1.1
Company Stockholder Approval	4.21
Company Stockholder Meeting	6.7(a)
Confidentiality Agreement	1.1
Consideration Fund	3.2(a)
Contract	1.1
Converted Parent Option	3.4(a)
D&O Indemnitee	6.6(a)
D&O Insurance	6.6(b)

Debt Financing Agreements	Section 6.13(b)
DGCL	1.1
Disclosure Document	1.1
Dissenting Shares	1.1
Effective Time	2.2
Environmental Claim	1.1
Environmental Laws	1.1
ERISA	1.1
ERISA Affiliate	1.1
ESPP	1.1
Exchange Act	1.1
Exchange Agreement	3.6
FCPA	1.1
Foreign Antitrust Approvals	6.8(a)
Foreign Benefit Plan	1.1
GAAP	4.5(b)
Governmental Entity	4.4
Hazardous Materials	1.1
HSR Act	1.1
Indemnified Parties	6.6(a)
Intellectual Property	1.1
IRS	1.1
Knowing and Intentional Breach	1.1
Knowledge	1.1
Law	1.1
Lien	1.1
Material Contract	4.8(a)(xvi)
Merger	2.1
Nasdaq	1.1
Nasdaq Rules	1.1
OFAC	1.1
Offering Period	6.9
Original Merger Agreement	Preamble
Parent	Preamble
Parent Common Stock	1.1
Parent Material Adverse Effect	1.1
Parent Plans	6.4(c)
Parent SEC Reports	1.1
Partnership	1.1
Paying Agent	3.2(a)
Permits	4.17
Permitted Liens	1.1
Person	1.1
Proxy Statement	6.7(b)
Qualifying Transaction	1.1
Real Property Lease	1.01(a)

Sarbanes-Oxley Act	4.5(d)
SEC	1.1
Securities Act	1.1
Service Provider	1.1
Significant Customer	4.19(a)
Significant Supplier	4.19(b)
Specified Contracts	Section 4.8(d)
Sub	Preamble
Subsidiary	1.1
Superior Proposal	1.1
Surviving Corporation	2.1
Tax Return	1.1
Taxes	1.1
Termination Date	8.1(b)(i)
Underwater Option	1.1

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